Notice of
Annual and Special Meeting
of Shareholders
&
Management
Information Circular

TO BE HELD MAY 26, 2009

NovaGold Resources Inc.

Suite 2300

200 Granville Street

Vancouver, British Columbia

V6C 1S4

Tel: 604-669-6227 or 1-866-669-6227

Fax: 604-669-6272

Website: www.novagold.net

NOVAGOLD RESOURCES INC.
200 Granville Street, Suite 2300
Vancouver, British Columbia V6C 1S4
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

            NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the Shareholders of NovaGold Resources Inc. (the “Corporation”) will be held at the Pan Pacific Hotel, Coal Harbour Room, 999 Canada Place, Vancouver, British Columbia, on Tuesday, May 26, 2009 at 2:00 p.m. (Vancouver time), for the following purposes:

1.

To receive the Annual Report of the Directors containing the consolidated financial statements of the Corporation for the year ended November 30, 2008, together with the Report of the Auditors thereon, copies of which accompany this Notice;

2.	To elect Directors of the Corporation for the forthcoming year;

3.	To appoint the Auditors of the Corporation for the forthcoming year and to authorize the Directors to fix the Auditors’ remuneration;

4.	To consider and, if deemed advisable, pass an ordinary resolution amending the 2004 Stock Option Plan;

5.	To consider and, if deemed advisable, pass an ordinary resolution authorizing the board to amend certain of the Corporation’s outstanding stock options to include tandem stock appreciation rights;

6.	To consider and, if deemed available, pass an ordinary resolution ratifying and approving the Performance Share Unit Plan;

7.	To consider and, if deemed advisable, pass an ordinary resolution ratifying and approving the Deferred Share Unit Plan; and

8.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

            The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

            Only Shareholders of record at the close of business on April 22, 2009 are entitled to receive notice of the Meeting and to vote at the Meeting.

            To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by registered shareholders must be returned to the Corporation:

(a)

by delivering the proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Friday, May 22, 2009, at 2:00 p.m. (Vancouver time);

(b)

by fax to the Toronto office of Computershare Investor Services Inc., Attention: Proxy Tabulation at 416- 263-9524 or 1-866-249-7775 not later than Friday, May 22, 2009 at 2:00 p.m. (Vancouver time); or

(c)	by internet, as instructed in the enclosed form of proxy, not later than Friday, May 22, 2009 at 2:00 p.m. (Vancouver time).

            Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary. More detailed description on returning proxies by non-registered shareholders can be found on page 2 of the attached Management Information Circular.

            DATED at Vancouver, British Columbia, this 23rd day of April, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“Rick Van Nieuwenhuyse”
Rick Van Nieuwenhuyse, President and Chief Executive Officer

INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING

Solicitation of Proxies

                          THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF NOVAGOLD RESOURCES INC. (the “Corporation”) for use at the Annual and Special Meeting of Shareholders of the Corporation to be held at the Pan Pacific Hotel, Coal Harbour Room, 999 Canada Place, Vancouver, British Columbia, at 2:00 p.m. (Vancouver time) on Tuesday, May 26, 2009 (the “Meeting”) or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. Solicitation of proxies will be by mail or courier supplemented by telephone or other personal contact by employees or agents of the Corporation at nominal cost, and all costs thereof will be paid by the Corporation. The Corporation will also pay the fees and costs of intermediaries for their services in transmitting proxy related material in accordance with National Instrument 54-101. Unless otherwise specified, the information in this Information Circular is current as at April 10, 2009.

                          The Board of Directors of the Corporation has fixed the record date for the Meeting as the close of business on April 22, 2009 (the “Record Date”). If a person acquires ownership of shares subsequent to the Record Date he may establish a right to vote by delivering evidence of ownership of his Common Shares satisfactory to the Board of Directors and the request for his name to be placed on the voting list to Blake, Cassels & Graydon LLP, the Corporation’s legal counsel, at Suite 2600, 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Peter Kalbfleisch. Subject to the above, all registered holders of Common Shares at the close of business on the Record Date will be entitled to vote at the Meeting. Such registered holders will be entitled to one vote each on a show of hands and one vote per Common Share on a poll.

                          Two or more persons present in person or by proxy representing at least 10% of the Common Shares entitled to vote at the Meeting will constitute a quorum at the Meeting.

Appointment and Revocation of Proxies

                          A Shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. In addition to any other manner permitted by law, a Shareholder who has given an instrument of proxy may revoke it by instrument in writing, executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal, and deposited either with the Corporation’s legal counsel, Blake, Cassels & Graydon LLP, at Suite 2600, 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Peter Kalbfleisch, or with the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at its office at 510 Burrard Street, 2nd Floor, Vancouver, BC, V6C 3B9, at any time up to and including the last business day preceding the Meeting at which the proxy is to be used, or any adjournment thereof or with the Chairman of such Meeting on the date of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. A Shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

                          The persons named in the enclosed instrument appointing proxy are Officers and Directors of the Corporation. Each Shareholder has the right to appoint a person or a company (who need not be a Shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated on the enclosed instrument appointing proxy and by inserting such person’s name in the blank space provided for that purpose or by completing another form of proxy acceptable to the Board of Directors of the Corporation.

Registered Shareholders

                          Registered Shareholders have two methods by which they can vote their shares at the Meeting, namely in person or by proxy. Shareholders wishing to vote in person at the Meeting should not complete and return the proxy included with this Information Circular. The vote will be taken and counted at the Meeting. Shareholders who do not wish to attend the Meeting or do not wish to vote in person, can vote by proxy.

                          A registered Shareholder must return the completed proxy to the Corporation:

(a)

by delivering the proxy to the Toronto office of the Corporation’s transfer agent, Computershare at its office at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, for receipt not later than May 22, 2009, at 2:00 p.m. (Vancouver time);

(b)	by fax to the Toronto office of Computershare, Attention: Proxy Tabulation at 416-263-9524 or 1- 866-249-7775 not later than May 22, 2009, at 2:00 p.m. (Vancouver time); or

(c)	by internet, as instructed in the enclosed form of proxy, not later than May 22, 2009, at 2:00 p.m. (Vancouver time).

Non-Registered Shareholders

                          The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (i.e. non-registered or beneficial shareholders) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the beneficial shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, beneficial shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

                          Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by beneficial shareholders in order to ensure that their shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services Inc. (formerly known as ADP Investor Communications Corporation) (“Broadridge”). Broadridge typically uses its own form of proxy, mails those forms to the beneficial shareholders and asks beneficial shareholders to either return the proxy forms to Broadridge or alternatively provide voting instructions by utilizing the Broadridge automated telephone system. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A beneficial shareholder receiving a proxy from Broadridge cannot use that proxy to vote shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the shares voted.

                          Although a beneficial shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a beneficial shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Exercise of Proxies

                          On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the person(s) designated by Management of the Corporation in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions given on the form of proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. Where no choice is specified, the enclosed proxy will confer discretionary authority and will be voted in favour of all matters referred to on the form of proxy.

                          The proxy also confers discretionary authority to vote for, withhold from voting or vote against amendments or variations to matters identified in the Notice of Meeting and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting. Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business other than that referred to in the accompanying Notice of Meeting which will be presented at the Meeting. However, if any other matters properly come before the Meeting, it is the intention of the person named in the enclosed proxy to vote in accordance with the recommendations of Management of the Corporation.

                          Proxies must be received by Computershare not later than Friday, May 22, 2009 at 2:00 p.m. (Vancouver time).

Voting Shares and Principal Holders Thereof

                          As at April 10, 2009, the Corporation has outstanding 181,981,580 Common Shares without nominal or par value. Each Common Share is entitled to one vote. To the knowledge of the Directors and senior officers of the Corporation, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares of the Corporation as of April 10, 2009 except as described below.

Name of Shareholder	Number of Voting Securities	Percentage of Outstanding Voting Securities

Electrum Strategic	51,916,412	28.53%
Resources LLC
(“Electrum”)
Alethia Research and	18,173,785	9.99%
Management, Inc.

                          As part of Electrum’s investment in NovaGold, the Corporation has agreed to provide Electrum with the right to designate an observer at all meeting of the board of directors of NovaGold and any committee thereof so long as Electrum and its affiliates hold not less than 15% common shares of the Corporation. Electrum has appointed Mr. Igor Levental as the observer.

                          Mr. Levental is Executive Vice President of Electrum USA Ltd., the management company for Electrum Ltd., one of the largest global precious metals exploration companies in the world. Prior to joining Electrum in February 2007, he was Vice President, Investor Relations and Corporate Development of Apex Silver Mines Ltd, which developed Bolivia’s San Cristóbal mine, one of the largest silver-zinc-lead operations in the world. Mr. Levental’s 30-year career includes several key executive positions in the industry such as Vice President, Investor Relations of Homestake Mining Company which merged with Barrick Gold in 2001 to form the largest gold mining company in the world and Vice President, Investments and Investor Relations of International Corona Corporation, which merged with Homestake in 1992. Mr. Levental is a member of the Board of Directors of Gabriel Resources Ltd., a major precious metals development company. He is a Professional Engineer of the Province of Ontario and holds a B.Sc. in Chemical Engineering and an MBA from the University of Alberta.

                          For his consulting services to the board of directors, Mr. Levental was granted 100,000 stock options on January 8, 2009 at an exercise price of $2.45 subject to a vesting schedule where one-third vests upon the closing of the Electrum financing, one-third on the first anniversary date of the closing of the Electrum financing and one-third on the second anniversary date of the closing of the Electrum financing. Mr. Levental also receives an annual retainer of US$10,000 and a fee of US$1,000 per meeting for which he provides services.

                          Electrum has agreed to vote its common shares at the 2009 Meeting in favour of management’s nominees to the Company’s board of directors or to abstain from voting on such matter.

MATTERS TO BE ACTED UPON AT MEETING

Election of Directors

                          According to the Articles of Association of the Corporation, the Board of Directors shall consist of not less than one and no more than 10 persons, such number within that range to be determined by resolution of the Directors of the Corporation. The Board of Directors has presently determined that the business of the Corporation may properly be conducted by a Board of Directors consisting of six Directors.

                          The proposed nominees in the list that follows are, in the opinion of Management, well qualified to direct the Corporation’s activities for the ensuing year and have confirmed their willingness to serve as Directors, if elected. The term of office of each Director elected will be until the next annual meeting of the Shareholders of the Corporation or until his successor is duly appointed.

                          Unless the proxy specifically instructs the proxyholder to withhold such vote, Common Shares represented by the proxies hereby solicited shall be voted FOR the election of the nominees whose names are set forth below. If, prior to the Meeting, any of the listed nominees shall become unavailable to serve, the persons designated in the proxy form will have the right to use their discretion in voting for a properly qualified substitute.

                          Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to elect the Directors.

Name, Province or State and Country of Residence	Present Position in the Corporation	Principal Occupation	Director Since	Common Shares Beneficially Owned as of April 10, 2009
Kalidas Madhavpeddi(1)(3) Arizona, United States of America	Director	President of Azteca Consulting LLC and Chief Executive Officer of Aurizon Resources	2007	Nil
Gerald J. McConnell(2) Nova Scotia, Canada	Director	President and Chief Executive Officer of Etruscan Resources Inc.	1984	10,001
Tony Giardini(1)(2) British Columbia, Canada	Director	Chief Financial Officer, Ivanhoe Mines Ltd.	2008	Nil
Clynton R. Nauman(3) Washington, United States of America	Director	Chief Executive Officer of Alexco Resource Corp. and Asset Liability Management Group ULC	1999	289,530
James L. Philip(1) (2) British Columbia, Canada	Director	President of Clan Chatton Finance Ltd.	2003	Nil
Rick Van Nieuwenhuyse(3) British Columbia, Canada	President, CEO and Director	President and Chief Executive Officer of the Corporation	1999	1,579,695

(1)	Member of the Audit and Corporate Governance Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Technical Committee.

Kalidas Madhavpeddi

                          Mr. Madhavpeddi, a Director of the Corporation, has over 25 years experience in business development, corporate strategy, global mergers and acquisitions, marketing, trading and sales. After nearly 26 years with Phelps Dodge, at that time the world’s largest publicly traded copper company, Mr. Madhavpeddi now works as President, Azteca Consulting LLC, an investment and advisory company to the mining industry. Mr. Madhavpeddi has held various executive positions at Phelps Dodge including Senior Vice President, Business Development, President, Phelps Dodge Wire and Cable Co., and Senior Vice President, Phelps Dodge Sales Company.

Gerald J. McConnell, Q.C.

                          Mr. McConnell, a Director of the Corporation, is the Chairman, President and Chief Executive Officer of Etruscan Resources Inc., a junior natural resource company. He is also a director of Etruscan Resources. From December 1984 to January 1998, Mr. McConnell was the President of the Corporation and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Corporation. Gerald McConnell was called to the bar of Nova Scotia in 1971 and was an associate and partner with the law firm, Patterson Palmer, Halifax Regional Municipality, Nova Scotia from 1971 to 1987.

Tony Giardini

                          Mr. Giardini, a Director of the Corporation, is Chief Financial Officer of Ivanhoe Mines Ltd., an international mining company listed on the TSX and the NYSE, with operations focused in Central Asia and the Asia Pacific region. Prior to joining Ivanhoe, Mr. Giardini spent more than 10 years with Placer Dome Inc. as Vice-President and Treasurer, responsible for managing and overseeing the company’s debt and capital market activities, including managing banking relationships with US, Canadian and international banks. During his time at Placer Dome, Mr. Giardini led the financing team that raised in excess of US$1 billion in debt and equity financings. Mr. Giardini is a CA and CPA and spent 12 years with accounting firm KPMG prior to joining Placer Dome.

Clynton R. Nauman

                          Mr. Nauman, a Director of the Corporation, is the Chief Executive Officer of Alexco Resource Corp., Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, positions he held from February

1998 until February 2003. Previously, Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has 25 years of diversified experience in the mining industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

James L. Philip, CA

                          Mr. Philip, a Director of the Corporation, is the President of Clan Chatton Finance Ltd., a private investment holding company. Mr. Philip joined Morgan & Company Chartered Accountants in May 1980 and became a partner in June 1981 and was managing partner from August 1993 until December 2004. Mr. Philip is a chartered accountant and has over 25 years of public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients included a significant number of public companies in the mining resource sector. The services he provided his clients include assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Rick Van Nieuwenhuyse

                          Mr. Van Nieuwenhuyse joined the Corporation as President and Chief Operating Officer in January 1998 and was appointed as Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of experience in the natural resource sector including most recently as Vice President of Exploration for Placer Dome. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse brings years of working experience in and knowledge of Alaska to the Corporation. Mr. Van Nieuwenhuyse has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

Appointment of Auditors

                          The Auditors of the Corporation since May 22, 2002 have been PricewaterhouseCoopers LLP, Chartered Accountants, 250 Howe Street, 7th Floor, Vancouver, British Columbia. From December 11, 1984 to May 22, 2002, the Halifax office of PricewaterhouseCoopers LLP served as Auditors of the Corporation. The Shareholders will be asked at the Meeting to vote for the appointment of PricewaterhouseCoopers LLP located at 250 Howe Street, 7th Floor, Vancouver, British Columbia as Auditors of the Corporation until the next annual meeting of the Shareholders of the Corporation or until a successor is appointed, at a remuneration to be fixed by the Directors.

                          A table setting forth the fees paid by the Corporation to its independent Auditor, PricewaterhouseCoopers LLP for the years ended November 30, 2008 and November 30, 2007 is set forth below.

	Years Ended November 30
	2008	2007
Audit Fees:	$608,650	$824,350
Audit Related Fees:	-	-
Tax Fees	-	-
All Other Fees	-	$26,970
Total	$608,650	$851,320

                          “Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Corporation’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

                          “Audit-Related Fees” are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for review and advisory services associated with the Corporation’s financial reporting.

                          “All Other Fees” for 2008 and 2007, respectively, are fees charged by PricewaterhouseCoopers LLP for services not described above.

                          In the absence of a contrary instruction, it is intended that all proxies received will be voted IN FAVOUR of the appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation until the next annual meeting of Shareholders or until a successor is appointed, at a remuneration to be fixed by the Directors.

                          Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to appoint the Auditors of the Corporation.

Additional Matters to be Acted Upon

                          The Corporation is proposing certain changes to the previously approved 2004 Stock Option Plan and the approval of a new Performance Share Unit Plan and a Deferred Share Unit plan that have been modeled after the best practices in the industry. In addition, share ownership guidelines are also being implemented for Executives and Directors of the Corporation to further align the interests of Executives and Directors with the long-term interests of Shareholders. See “Statement of Executive Compensation – Executive Share Ownership” and “Statement of Executive Compensation – Director Share Ownership”. The intent of the equity plan changes and additions are to potentially reduce the share dilution and market impact of the current 2004 Stock Option Plan, to encourage significant share ownership by Executives and Directors, to provide a more flexible mix of compensation components to attract, retain, and motivate the performance of the participants in alignment with the success of the Corporation and its Shareholders, and to preserve cash where possible.

1.           Approval of Amendments to 2004 Stock Option Plan

Background

                          The Shareholders and Directors of the Corporation have previously approved the current Amended and Restated 2004 Stock Option Plan (the “Stock Option Plan”) under which Directors, officers, employees and service providers of the Corporation may be granted stock options to acquire common shares. The purpose of the Stock Option Plan is to attract and retain Directors, officers, employees and service providers of the Corporation and to motivate them to promote the success of the Company’s business by aligning their financial interests to those of Company and to long-term shareholder value. See “Securities Authorized for Issuance Under Equity Compensation Plans – 2004 Stock Option Plan” for additional information about the Stock Option Plan.

Proposed Amendment to the Stock Option Plan

                          The Board of Directors of the Corporation has, subject to Shareholder approval and final approval of the TSX, adopted proposed amendments to the Stock Option Plan to be renamed the 2004 Stock Award Plan (the “Amended Plan”) which are designed to better serve the purpose of the Stock Option Plan. The most significant amendment to the Stock Option Plan is the addition of stock appreciation rights (“SARs”) to the Stock Option Plan, such that the types of awards or benefits which may be granted under the Amended Plan include options, SARs and tandem SARs (“Tandem SARs”).

                          Under the terms of the Amended Plan, SARs may be granted to participants at any time as determined by the Board. A SAR may be granted in tandem with an option granted under the Amended Plan or on a free standing basis, and may be exercised upon such terms and conditions and for the term as the Board of Directors, in its sole discretion, determines, provided, however, that the term shall not exceed the option term in the case of a Tandem SAR or five years in the case of a free standing SAR. Upon exercise of a SAR, the participant shall be entitled to receive payment from the Corporation in an amount determined by multiplying the excess of the fair market value of a Common Share on the date of exercise over the price at which the SAR was originally granted (which shall not be less than the fair market value of a Common Share of the Corporation on the date of the SAR grant). All payments shall be made in Common Shares, the number of which shall be calculated by dividing the payment amount by the Fair Market Value of the Common Shares on the exercise date.

                          Tandem SARs are SARs granted in tandem with a related option which gives the awardee the right to surrender to the Corporation all or a portion of the related option and to receive a distribution of Common Shares in an amount equal to the excess of the fair market value of a specified number of shares as of the date the SAR is exercised over the exercise price of the related option. To the extent a Tandem SAR is exercised, the related option will terminate at the time of such exercise. The effect of the exercise of a SAR or Tandem SAR would be a reduction in the total number of shares issued by the Corporation to a participant versus the exercise of an equivalent stock option. In light of the proposed amendments to the Stock Option Plan, the Board of Directors of the Corporation intends, in certain circumstances, to amend the terms of existing and outstanding options to include a Tandem SAR component in accordance with the existing amendment provisions of the Stock Option Plan. The purpose of such amendments is to minimize shareholder dilution while still incentivizing long-term participant performance in alignment with shareholder interests to create shareholder value.

                          The only other substantive changes to the Stock Option Plan are: (i) to reduce the maximum term of an award granted pursuant to the Amended Plan from ten years to five years from the date of grant; (ii) to permit the cashless exercise of options; and (iii) to delete the restriction on the issuance to any one insider, or such insider’s associates, within a one year period, of a number of Common Shares exceeding 5% of the issued and outstanding capital of the Corporation. The balance of the proposed amendments to the Stock Option Plan are administrative in nature. The proposed amendments to the Stock Option Plan are indicated in the blacklined copy of the Amended Plan attached to this Circular as Appendix “A”.

                          Pursuant to TSX rules, Shareholders must re-approve the Stock Option Plan and all unallocated options issuable pursuant thereto every three years. In the event that the resolution to approve and amend the Stock Option Plan is not passed by the requisite number of votes cast at the Meeting, the Corporation will not have an operative stock option plan. All unallocated options will be cancelled and the Corporation will not be permitted to grant further options under the Stock Option Plan. Previously allocated options under the Stock Option Plan will continue unaffected by the approval or disapproval of the resolution to approve and amend the Stock Option Plan. Any options that have been terminated, cancelled or that have expired will not be available for regranting.

                          The proposed Amended Plan must be approved by a majority of not less than 50% of the votes cast by Shareholders who, being entitled to do so, vote in person or by proxy on the resolution. The full text of the resolution to approve and amend the Stock Option Plan is set out in Appendix “B” to this Information Circular.

                          The Board of Directors of the Corporation has unanimously concluded that the proposed amendment to the Stock Option Plan is in the best interest of the Corporation and its Shareholders, and recommends that Shareholders vote IN FAVOUR of the resolution to amend the Stock Option Plan. The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all common shares held by them in favour of the amendment of the Stock Option Plan. In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the Amended Plan.

2.           Approval of Performance Share Unit Plan

Background

                          The Board of Directors of the Corporation has, subject to Shareholder approval and final approval of the TSX, adopted the 2009 Performance Share Unit Plan (the ‘‘PSU Plan’’) for the benefit of the Corporation’s employees. The PSU Plan has been established to assist the Corporation in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate participants under the PSU Plan to achieve important corporate and individual performance objectives and, through the issuance by the Corporation of Common Shares under the PSU Plan, to better align the interests of participants with the long-term interests of Shareholders.

                          The Board of Directors intends to use performance share units (‘‘PSUs’’) issued under the PSU Plan, as well as options issued under the Stock Option Plan, as part of the Corporation’s overall executive compensation plan. Since the value of PSUs increase or decrease with the price of the Common Shares, PSUs reflect a philosophy of aligning the interests of executives with those of the Shareholders by tying executive compensation to share price performance. In addition, PSUs assist in the retention of qualified and experienced executives by rewarding those individuals who make a long term commitment.

                          At the Meeting, Shareholders will be asked to approve a resolution adopting the PSU Plan. In order to be approved, the resolution must be passed by a majority of the votes cast by the holders of the Common Shares present in person or represented by proxy at the Meeting. Unless such authority is withheld, the management representatives designated in the enclosed form of proxy intend to vote for the approval of the resolution authorizing the PSU Plan.

Summary of the PSU Plan

                          Set out below is a summary of the PSU Plan. A complete copy of the PSU Plan is attached to this Information Circular as Appendix “C”.

Eligible Participants

                          The PSU Plan is administered by the Compensation Committee of the Board of Directors. Employees and eligible consultants of the Corporation and its designated subsidiaries are eligible to participate in the PSU Plan. In accordance with the terms of the PSU Plan, the Compensation Committee will approve those employees and eligible consultants who are entitled to receive PSUs and the number of PSUs to be awarded to each participant. PSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Corporation. Each PSU awarded conditionally entitles the participant to the delivery of one Common Share upon attainment of the PSU vesting criteria.

Vesting

                          PSUs vest in accordance with terms determined by the Compensation Committee, which will be based on, among other things, one or more of the following factors: (i) the achievement of corporate or individual performance objectives, including the attainment of milestones relating to financial, operational, strategic or other objectives of the Corporation, (ii) the market price of Common Shares from time to time and/or the return to Shareholders, and/or (iii) any other performance criteria relating to the participant, the Corporation, a subsidiary or business unit. The performance terms that the Compensation Committee may apply to PSUs are intended to strengthen the link between the Corporation’s performance and the value of the PSUs at the time that they are paid out. The conditions relating to the vesting of PSUs are determined by the Compensation Committee in its sole discretion.

                          Once the PSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares. The Common Shares may be issued from treasury at the time of vesting, may be purchased by the Corporation on the market for delivery to the participant, or may be settled in cash. The amount of any such cash payment shall be equal to the number of Common Shares in respect of which the participant is entitled multiplied by the market price per share on the payout date. The expiry period of PSUs will be determined by the Compensation Committee at the time of grant. However, the maximum term for all PSUs is two years after the participant ceases to be an employee or eligible consultant of the Corporation. All unvested, expired PSUs are available for future grants.

Maximum Number of Common Shares Issued

                          The maximum number of Common Shares reserved for issuance under the PSU Plan is 2,000,000, which is approximately 1.10% of the current issued and outstanding. Common Shares purchased on the market for the purpose of honouring PSU grants will not be counted for the purpose of determining the number of shares issued under the PSU Plan, nor will entitlements satisfied in cash.

                          The PSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the PSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the PSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Corporation within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

Cessation of Entitlement

                          Unless otherwise determined by the Corporation in accordance with the PSU Plan, PSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Corporation’s discretion, all or a portion of such participant’s PSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion. All forfeited PSUs are available for future grants.

Transferability

                          PSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Corporation may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the participant or the participant’s spouse, minor children or minor grandchildren.

Amendments to the PSU Plan

                          The Board of Directors may, without notice, at any time and from time to time, without shareholder approval, amend the PSU Plan or any provisions thereof in such manner as the Board of Directors, in its sole discretion, determines appropriate:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the PSU Plan;
(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the PSU Plan;
(c)	to change the vesting provisions of PSUs to reflect revised performance metrics or to accelerate vesting in the event that performance criteria is achieved earlier than expected;

(d)	to change the termination provisions of PSUs or the PSU Plan that does not entail an extension beyond the original expiry date of the PSU; or
(e)	to preserve the intended tax treatment of the benefits provided by the PSU Plan, as contemplated therein;

provided, however, that:

(f)

no such amendment of the PSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the PSU Plan; and

(g)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that:
	(i)	increases the maximum number of Common Shares issuable pursuant to the PSU Plan;
	(ii)	extends the expiry date for PSUs granted to insiders under the PSU Plan;
	(iii)	provides for other types of compensation through Common Share issuance;
	(iv)	expands the rights of a participant to assign PSUs beyond what is currently permitted in the PSU Plan;
	(v)	adds additional categories of participants; or
	(vi)	changes in eligible participants.

                          The TSX has conditionally approved the PSU Plan, subject to approval of the holders of the Common Shares. The holders of the Common Shares will be asked at the Meeting, or any adjournment thereof, to consider, and if deemed advisable, adopt the PSU Plan resolution attached hereto as Appendix “D”.

                          The Board of Directors of the Corporation recommends that Shareholders vote IN FAVOUR of the PSU Plan Resolution, and the Corporation has been advised that the directors and senior officers of the Corporation intend to vote all common shares held by them in favour of the PSU Plan Resolution. In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intent to vote FOR the PSU Plan.

                          Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to approve the PSU Plan.

3.           Approval of Deferred Share Unit Plan

Background

                          The Board of Directors of the Corporation has, subject to Shareholder approval and final approval of the TSX, adopted the 2009 Deferred Share Unit Plan (the ‘‘DSU Plan’’) for the benefit of the Corporation’s non-executive Directors. The DSU Plan has been established to assist the Corporation in the recruitment and retention of qualified persons to serve on the Board and, through the issuance by the Corporation of Common Shares under the DSU Plan, to better align the interests of directors with the long-term interests of Shareholders.

                          The Board of Directors intends to use deferred share units (‘‘DSUs’’) issued under the DSU Plan, as well as options issued under the Stock Option Plan, as part of the Corporation’s overall director compensation plan. Since the value of DSUs increase or decrease with the price of the Common Shares, DSUs reflect a philosophy of aligning the interests of directors with those of the Shareholders by tying compensation to share price performance.

                          At the Meeting, Shareholders will be asked to approve a resolution adopting the DSU Plan. In order to be approved, the resolution must be passed by a majority of the votes cast by the holders of the Common Shares present in person or represented by proxy at the Meeting. Unless such authority is withheld, the management representatives designated in the enclosed form of proxy intend to vote for the approval of the resolution authorizing the DSU Plan.

Summary of the DSU Plan

                          Set out below is a summary of the DSU Plan. A complete copy of the DSU Plan is attached to this Information Circular as Appendix “E”.

Administration of Plan

                          The DSU Plan provides that the annual compensation amount (the “Annual Base Compensation”) payable to non-executive Directors of the Corporation, as determined from time to time by the Board of Directors, shall be paid 50% in DSUs and 50% in cash. Non-executive Directors may also elect to receive DSUs with respect to all or part of that portion of his or her Annual Base Compensation otherwise payable in cash. All DSUs paid with respect to Annual Base Compensation will be credited to the Director’s DSU Account when such Annual Base Compensation is payable. The Director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the market value of a Common Share at the time. Fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

                          Each participant in the DSU Plan shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the non-executive Director ceases to hold any position as a director of the Corporation and its subsidiaries and is no longer otherwise employed by the Corporation or its subsidiaries, including in the event of death of the participant (the “Termination Date”) and ending on the 90th day following the Termination Date. All redemptions under the DSU Plan shall be in Common Shares issued from treasury.

Maximum Number of Common Shares Issued

                          The maximum number of Common Shares reserved for issuance under the DSU Plan is 100,000, which is approximately 0.05% of the current issued and outstanding.

                          The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the DSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Corporation within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

Transferability

                          No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any participant under the DSU Plan except by will or loss of dissent and distribution.

Amendments to the DSU Plan

                          The Board of Directors may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;
(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Plan;
(c)	amendments to the termination provisions of the DSU Plan;
(d)	amendments necessary or advisable because of any change in application securities laws;
(e)	amendments to the transferability of DSUs;
(f)	amendments relating to the administration of the DSU Plan;
(g)	amendments to preserve the intended tax treatment of the benefits provided under the DSU Plan, as contemplated therein; or
(h)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX;

provided, however, that:

(i)

no such amendment of the DSU Plan may be made without the consent of each affected participant in the DSU Plan if such amendment would adversely affect the rights of such affected participant(s) under the DSU Plan; and

(j)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment:
	(i)	to increase the maximum number of Common Shares which may be issued under the DSU Plan;
	(ii)	to the amendment provisions of the DSU Plan; or
	(iii)	to the definition of “Participant”.

                          The TSX has conditionally approved the DSU Plan, subject to approval of the holders of the Common Shares. The holders of the Common Shares will be asked at the Meeting, or any adjournment thereof, to consider, and if deemed advisable, adopt the DSU Plan resolution attached hereto as Appendix “F”.

                          The Board of Directors of the Corporation recommends that Shareholders vote IN FAVOUR of the DSU Plan Resolution, and the Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the DSU Plan Resolution. In the absence of contrary instruction, the person(s) designated by Management of the Corporation in the enclosed form of proxy intend to vote FOR the DSU Plan.

                          Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to approve the DSU Plan.

STATEMENT OF EXECUTIVE COMPENSATION

                          The summary compensation table below sets out information for the Corporation’s fiscal years ended November 30, 2006, November 30, 2007 and November 30, 2008 for the President and Chief Executive Officer, the Chief Financial Officer and the three most highly compensated executive officers of the Corporation whose individual total salary and bonus for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that individual was not servicing as such an officer at the end of the most recently completed financial year (collectively, the “Named Executives Officers” or “NEOs”). The information includes annual salary earned, incentive bonuses earned and all other compensation during those fiscal periods.

Summary Compensation Table

                          All amounts in Canadian Dollars:

Named Executive Officer Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation ($)
		Salary ($)(1)	Bonus ($)(2)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Rick Van Nieuwenhuyse, President and Chief Executive Officer	2008 2007 2006	630,000 621,250 517,650	Nil 350,000 150,000	69,161(2) 55,440(3) 36,464(4)	250,000 Nil 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert J. (Don) MacDonald, Senior Vice-President and Chief Financial Officer	2008 2007 2006	299,150 288,650 272,167	Nil 150,000 75,000	18,750 19,000 Nil	100,000 Nil 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Joseph Piekenbrock, Vice-President, Exploration	2008 2007 2006	208,372 195,389 182,562	Nil 95,106 57,110	Nil Nil Nil	72,600 Nil 60,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Elaine Sanders, Vice-President, Finance and Secretary	2008 2007 2006	199,167 182,500 106,000	Nil 60,000 30,000	12,500 9,479 8,525	53,000 Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gregory Johnson, Vice-President, Strategic Development	2008 2007 2006	192,972 184,671 163,001	Nil 95,106 57,110	Nil Nil Nil	72,600 Nil 60,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	The salary figures represent gross salaries before deductions.
(2)	The 2008 amount includes RRSP of $20,000, a car allowance of $14,976, school tuition of $15,470, an interest free loan benefit of $8,215 and employee stock purchase plan of $10,500.
(3)	The 2007 amount includes RRSP of $19,000, a car allowance of $14,976, school tuition of $12,615, and an interest free loan benefit of $8,849.
(4)	The 2006 amount includes a car allowance of $14,976, school tuition of $12,029, and an interest free loan benefit of $9,459.

Option Grants During the Most Recently Completed Financial Year

                          The following options were granted to the Named Executive Officers during the most recently completed financial year pursuant to the Corporation’s Stock Option Plan.

Named Executive Officer Name	Securities under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date (MM/DD/YY)
Rick Van Nieuwenhuyse(1)	250,000	14.4%	$8.20	$8.20	04/04/18
Robert J. (Don) MacDonald(1)	100,000	5.8%	$8.20	$8.20	04/04/18
Joseph Piekenbrock	72,600	4.2%	$7.98	$7.98	03/31/18
Elaine Sanders	53,000	3.1%	$7.98	$7.98	03/31/18
Gregory Johnson	60,000	3.5%	$9.63	$9.63	07/22/13

(1)

Options granted respectively to the CEO and CFO at an exercise price of $8.20 are subject to a vesting schedule whereby one-third vests upon achieving commercial production at Rock Creek, one-third vests on the one year anniversary date from commercial production and one-third vests on the second anniversary date from commercial production. None of these options are currently vested.

Aggregated Option Exercises During The Most Recently Completed Financial Year and Financial Year End Option Values

                          The Named Executive Officers acquired the following Common Shares of the Corporation pursuant to the exercise of stock options during the fiscal year ended November 30, 2008. The value of unexercised in-the-money options at fiscal year end is the difference between the fair market value of the Common Shares on November 30, 2008 which was $0.73 and the exercise price of the options.

Named Executive Officer Name	Securities, Acquired on Exercise	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at Nov. 30, 2008 (#)		Value of Unexercised In-the-Money Options/SARs at Nov. 30, 2008 ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Rick Van Nieuwenhuyse	250,000	2,625,000	1,846,296	250,000	$11,000	$Nil
Robert J. (Don) MacDonald	Nil	Nil	366,500	100,000	$Nil	$Nil
Joseph Piekenbrock	15,555	118,062	538,030	24,200	$Nil	$Nil
Elaine Sanders	Nil	Nil	135,333	17,667	$Nil	$Nil
Gregory Johnson	Nil	Nil	255,000	40,000	$Nil	$Nil

(1)	These amounts reflect the company’s accounting values and do not correspond to the actual value that has been or will be realized by the named executives.

Employment Contracts

Rick Van Nieuwenhuyse

                          Mr. Van Nieuwenhuyse has been employed by the Corporation as President and Chief Executive Officer since May 1, 1999. Upon the expiry of Mr. Van Nieuwenhuyse’s original employment agreement, a new employment contract with an indefinite term was entered into in July of 2008. For the fiscal year ended November 30, 2008, Mr. Van Nieuwenhuyse was entitled to an annual salary of $630,000. Mr. Van Nieuwenhuyse’s salary is subject to annual review by the Board of Directors; however, in no event will the salary payable in respect of a fiscal year be less than the salary payable in the previous fiscal year.

                          In the event of a change of control of the Corporation, the Corporation shall continue to employ Mr. Van Nieuwenhuyse, Mr. Van Nieuwenhuyse shall continue to serve the Corporation, in the same capacity and Mr. Van Nieuwenhuyse shall have the same authority, responsibilities and status that he had immediately prior to the change of control, subject to the Corporation’s right to terminate Mr. Van Nieuwenhuyse’s employment upon payment of severance. Notwithstanding the foregoing, Mr. Van Nieuwenhuyse may elect to terminate his employment with the Corporation at any time after 90 days following the date on which there is a change of control and within 180 days of the date on which there is a change of control. If Mr. Van Nieuwenhuyse makes such an election, the Corporation is required to pay to Mr. Van Nieuwenhuyse a lump sum payment equal to three times his annual base salary plus three times his annual incentive pursuant to the Corporation’s annual incentive program.

                          If the employment contract is terminated (i) by Mr. Van Nieuwenhuyse upon a material breach by the Corporation, or (ii) by the Corporation at any time other than upon a change of control, the Corporation is obliged to pay Mr. Van Nieuwenhuyse a severance payment equal to two times his then current base salary plus two times his annual incentive pursuant to the Corporation’s annual incentive program. If Mr. Van Nieuwenhuyse becomes and remains physically or mentally incapable of substantially performing his duties as President and Chief Executive Officer of the Corporation for a period of not less than six months, the Corporation may terminate the employment contract and shall be obliged to pay Mr. Van Nieuwenhuyse his then current salary accrued to the date of termination, as well as his then-current base salary for an additional 12 months.

                          Pursuant to his employment contract, the Corporation is required to purchase a life insurance policy for Mr. Van Nieuwenhuyse in an amount not less than $500,000, the proceeds thereof to be paid in accordance with the direction of Mr. Van Nieuwenhuyse. Under the terms of Mr. Van Nieuwenhuyse’s original employment contract, he was provided an interest-free housing loan in the amount of US$182,000, of which US$8,272.73 is forgivable in each year during which Mr. Nieuwenhuyse remains employed with the Corporation. The entire amount of the loan is forgiven if Mr. Van Nieuwenhuyse’s employment with the Corporation is terminated for any reason.

Robert J. (Don) MacDonald, Joseph Piekenbrock, Elaine Sanders and Gregory Johnson

                          Pursuant to an employment contract with the Corporation effective January 16, 2003, Mr. MacDonald is employed by the Corporation as Chief Financial Officer and Senior Vice President. For the fiscal year ended November 30, 2008, Mr. MacDonald was entitled to an annual salary of $300,000.

                          Pursuant to an employment contract with the Corporation effective June 16, 2003, Mr. Piekenbrock is employed with the Corporation as Vice-President, Exploration. For the fiscal year ended November 30, 2008, Mr. Piekenbrock was entitled to an annual salary of US$200,000 (C$209,560).

                          Pursuant to an employment contract with the Corporation effective September 1, 2006, Ms. Sanders is employed by the Corporation as Vice-President, Finance and Secretary. For the fiscal year ended November 30, 2008, Ms. Sanders was entitled to an annual salary of $200,000.

                          Pursuant to an employment contract with the Corporation effective January 1, 2003, Mr. Johnson is employed with the Corporation as Vice-President, Strategic Development. For the fiscal year ended November 30, 2008, Mr. Johnson was entitled to an annual salary of US$190,000 (C$199,082).

                          The contracts of each of Mr. MacDonald, Mr. Piekenbrock, Ms. Sanders and Mr. Johnson continue indefinitely, unless and until terminated. Each senior officer’s salary is to be reviewed at least annually by the CEO. The CEO can make recommendations to the Board of Directors or the compensation committee of the Board of Directors regarding appropriate salary adjustments. In the event of a change of control of the Corporation, the Corporation is required to continue to employ the senior officers in the same capacity. The Corporation is obligated to provide the senior officers with group life, long-term disability, extended medical and dental insurance coverage in accordance with the policies and procedures of the Corporation in effect from time to time. The Corporation is obligated to provide the senior officers with director’s and officer’s liability insurance appropriate to the nature of their responsibilities under their employment contracts.

                          Any senior officer may terminate his obligations under his respective employment contract (1) at any time upon providing three months notice in writing to the Corporation; (2) upon a material breach or default of any term of the agreement by the Corporation; or (3) at any time after 90 days following the date on which there is a change of control and within 180 days of the date on which there is a change of control by providing one months notice in writing to the Corporation. The Corporation may terminate the senior officer’s employment at any time for just cause or upon the senior officer’s dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive days or 180 non-consecutive days calculated on a cumulative basis over any two-year period during the term of the agreement, or at any time upon making the severance payment. If the senior officer’s employment agreement is terminated by the senior officer as a result of a material breach or default of any term of the agreement by the Corporation, or after 90 days following the date on which there is a change of control, or if it is terminated by the Corporation at any time or in breach of the agreement, the senior officer is entitled to receive within 10 days of the termination a severance payment equal to all compensation which is defined as annual base salary plus the annual incentive paid to the senior officer for the previous fiscal year multiplied by two. If the employment agreement is terminated due to the senior officer’s death or becoming disabled, the Corporation must pay to the senior officer (or his estate) his then current salary accrued as of the date of termination and his then current salary for one year after the date of termination.

Executive Share Ownership

                          In order to align the interests of NovaGold’s senior executives with those of its shareholders, NovaGold also implemented share ownership guidelines for its senior executives in April 2009. Under the guidelines, the senior executive can satisfy his or her respective share ownership requirements by holding Common Shares. Senior executives must meet their share ownership requirements within five years of being hired or, for those senior executives hired before the policy came into effect, within five years of the effective date of the policy.

                          For the President and CEO, the share ownership requirement was that number equal to the value of three times’ annual base salary. In the case of the CFO and COO, the share ownership requirement was that number equal to value of two times’ annual base salary and, in the case of other executives, one times’ annual base salary.

                          The following table outlines the aggregate value of the Common Shares held by each Named Executive Officer on March 31, 2009.

First Name	Last Name	Eligible Share Holdings (common shares)		Share Ownership Guidelines
		#	C$(1)	Requirement	Requirement C$(2)	Proportion of Requirement Met
Elaine	Sanders	9,357	$33,030	1 X base salary	$200,000	17%
Gregory	Johnson	62,059	$219,068	1 X base salary	$239,647	91%
Joseph	Piekenbrock	25,556	$90,213	1 X base salary	$252,260	36%
Robert J. (Don)	MacDonald	162,399	$573,268	2 X base salary	$600,000	96%
Rick	Van Nieuwenhuyse	1,579,695	$5,576,323	3 X base salary	$1,890,000	295%

(1)	Based on the closing price of NG common shares on the TSX as of March 31, 2009 of $3.53.

(2)	For Messrs. Johnson and Piekenbrock their US$ annual salaries has been translated using the Bank of Canada closing rate on March 31, 2009 of 1.2613.

Composition of Compensation Committee

                          The Corporation’s Compensation Committee consists of three Directors, Messrs. McConnell, Philip and Giardini. Mr. McConnell is the Chair of the Compensation Committee. Mr. McConnell formerly served as the President (December 1984 - January 1998) and the Chief Executive Officer (January 1998 - May 1999) of the Corporation. All members of the Compensation Committee are non-executive Directors of the Corporation.

Report on Executive Compensation

                          The compensation programs of the Corporation are designed to reward performance and to be competitive with the compensation agreements of other mining companies. The Compensation Committee of the Board evaluates each executive officer position to establish skill requirements and levels of responsibility. The Compensation Committee, after referring to information from other corporations and public data, determines the compensation for the executive officers.

Executive Compensation Policies and Programs

                          In establishing compensation objectives for executive officers, the Compensation Committee seeks to accomplish the following goals:

1.	to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;
2.	to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other mining companies; and
3.	to align the interests of executive officers with the long-term interests of shareholders through participation in the Corporation’s incentive stock option plan.

                          Currently, the Corporation’s executive compensation package consists of the following principal components: salary, annual incentive cash bonus, various health plan benefits generally available to all employees of the Corporation and long-term incentive in the form of stock options.

                          Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other mining companies. The Compensation Committee refers to industry, local and national surveys, prepared for the most part by independent consultants. An individual whose compensation is being determined abstains from voting on the matter. At the end of each year, the Compensation Committee reviews actual performance against the objectives set by the Corporation and the executive for such year. The assessment of whether the Corporation’s objectives for the year have been met includes, but is not limited to, considering the quality and measured progress of the Corporation’s exploration and development projects, raising of capital, corporate alliances and similar achievements.

                          Stock options are generally awarded to executive officers at commencement of employment and periodically thereafter. Options are granted to reward individuals for current performance, expected future performance and value to the Corporation, and take into account the stock options held by the individual. The principles described above apply to the determination of the compensation of all executive officers, including the Chief Executive Officer.

                          Presented by the Compensation Committee: Gerald McConnell (Chair), James Philip and Tony Giardini.

Performance Graph

                          The following graph depicts the cumulative total Shareholder returns in the five years since November 30, 2003 assuming a $100 investment in the Common Shares on November 30 of each year, compared to an equal investment in the S&P/TSX Composite Index.

Year	2004	2005	2006	2007	2008
Value based on $100 invested in NovaGold	$155	$173	$296	$157	$12
Value based on $100 invested in S&P/TSX Composite	$115	$138	$162	$174	$118

Compensation of Directors

                          Upon recommendation by the Corporation’s Compensation Committee, the Board of Directors of the Corporation approved on October 8, 2004, the following compensation structure for Directors effective January 1, 2004.

Activity	Compensation
Membership on Board	US$10,000 per annum
Preparation and attendance at Board meetings	US$1,000 per meeting
Committee Chair (excluding Audit Committee)	US$1,500 per annum
Audit Committee Chair	US$4,000 per annum
Preparation and attendance at Committee meetings	US$1,000 per meeting

Director’s Share Ownership

                          The Board has recently established a policy requiring each Director to maintain a minimum holding of Common Shares and/or DSUs equal to C$50,000. This holding will need to be achieved over five years.

                          The following table outlines the aggregate value of the Common Shares held by each Director in March 31, 2009.

First Name	Last Name	Eligible Share Holdings (common shares)		Share Ownership Guidelines
		#	C$(1)	Requirement C$	Proportion of Requirement Met
Clynton	Nauman	290,517	$1,025,525	$50,000	2051%
Tony	Giardini	0	$0	$50,000	0%
Gerald	McConnell	10,001	$35,303	$50,000	71%
James	Philip	0	$0	$50,000	0%
Kalidas	Madhavpeddi	0	$0	$50,000	0%

(1)	Based on the closing price of NG common shares on the TSX as of March 31, 2009 of $3.53.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

2004 Stock Option Plan

                          The Corporation has a formalized Stock Option Plan for the granting of incentive stock options to the officers, Directors and employees of the Corporation. The purpose of granting options pursuant to the Stock Option Plan is to assist the Corporation in compensating, attracting, retaining and motivating Directors, officers, employees and consultants of the Corporation and to closely align the personal interests of such persons to that of the Shareholders.

                          Under the Stock Option Plan, options to purchase Common Shares may be granted to directors, senior officers and employees of, and consultants to, the Corporation and its subsidiaries and affiliates. The total number of Common Shares reserved for issuance in connection with options granted or that may be granted under the Plan is 10% of the total number of outstanding Common Shares. As of April 10, 2009, the total number of Common Shares issuable in connection with outstanding, unexercised option grants under the Plan was 10,091,163, which Common Shares represent, in the aggregate, 5.55% of the total number of outstanding Common Shares. Of the 10,091,163 outstanding unexercised options, options to purchase 7,774,160 Common Shares are fully vested, with 2,317,003 remaining unvested.

                          The total number of Common Shares that may be issued to an individual participant under the Plan upon the exercise of options granted thereunder, together with any shares reserved for issuance under any employee stock purchase Plan or other Plan or securities-based compensation arrangements of the Corporation, shall not exceed, in the aggregate, 5% of the Corporation’s total number of outstanding Common Shares at the date of grant of such option. Grants of options to purchase Common Shares under the Plan or receipt of Common Shares pursuant to any other share compensation arrangement to insiders, taken together as a group, may not exceed (i) 10% of the outstanding shares and (ii) 10% of the total number of outstanding shares within any one year period. In addition, within any one-year period, no insider and such insider’s associates, may receive Common Shares issued pursuant to all share compensation arrangements exceeding 5% of the outstanding shares.

                          The Plan is to be administered by a committee appointed by the Board of Directors. Subject to the terms of the Plan, the committee may determine, among other things, the persons to whom options may be granted, the number of options to be granted to any person, the exercise price and the schedule and dates for vesting of options granted. In no event shall the exercise price of an option be less than the closing sale price of the on the Toronto Stock Exchange on the trading day immediately preceding the day on which such option is granted. The term of stock options granted under the Plan shall be determined by the committee, provided that in no event may the term of an option exceed 10 years.

                          Subject to any express resolution passed by the committee, options granted under the Plan shall terminate and may not be exercised after the date on which the optionholder ceases to be a director, senior officer or employee of, or consultant to, the Corporation and its subsidiaries and affiliates; provided that, in the event that, prior to the expiry of an option in accordance with its terms, the employment of an optionholder is terminated by the Corporation for any reason other than cause, including as a result of the optionholder’s death, the optionholder (or in the case of the optionholder’s death, the legal representative of the optionholder’s estate) shall continue to have the right to exercise the option during its remaining term, in accordance with its terms and conditions. Options granted under the Plan are personal and may not be assigned by the optionholder.

                          The Board of Directors shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate the Stock Option Plan or any option granted under the Stock Option Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature and changes regarding the vesting of options; provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Common Shares are listed;

(b)

no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board of Directors acting in good faith, without his or her consent in writing;

(c)	the Board of Directors shall obtain shareholder approval of the following:

	(i)	any amendment to the maximum number of Common Shares, other than as contemplated by the Stock Option Plan;

	(ii)	any amendment that would reduce the exercise price of an outstanding Option other than as contemplated by the Stock Option Plan; and

	(iii)	any amendment that would extend the term of any Option granted under the Stock Option Plan beyond the expiry date.

                          In the event of, among other things, an amalgamation, arrangement or take-over bid affecting the Corporation, the Board of Directors of the Corporation will make an equitable adjustment to any options then outstanding and in the exercise price in respect of such options.

                          During the year ended November 30, 2008, upon recommendation of the Compensation Committee, options were granted to Named Executive Officers and Directors in consideration for their services to the Corporation. To each of Kalidas Madhapeddi, Gerald McConnell, Clyton Nauman and James Philip 35,000 options were granted to each Director for a total of 175,000 options to the Directors listed at an exercise price of $8.20 subject to be fully vested upon the Corporation achieving commercial production at Rock Creek. None of these options are currently vested. To Rick Van Niuwenhuyse and Robert J. MacDonald, 250,000 and 100,000 options were granted respectively to the CEO and CFO at an exercise price of $8.20 subject to a vesting schedule whereby one-third vests upon achieving commercial production at Rock Creek, one-third vests on the one year anniversary date from commercial production and one-third vests on the second anniversary date from commercial production. None of these options are currently vested. To Joe Piekenbrock and Elaine Sanders, 72,600 and 53,000 options were granted respectively at an exercise price of $7.98 subject to a vesting schedule whereby one-third vests on the grant date, one-third on the one year anniversary of the grant date and one-third vests on the second anniversary of the grant date. To Gregory Johnson 60,000 options were granted at an exercise price of $9.63 subject to a vesting schedule whereby one-third vests on the grant date, one-third vests on the one year anniversary of the grant date and one-third vests on the second anniversary of the grant date.

                          The Corporation has proposed certain amendments to the Stock Option Plan for approval by shareholders at the Meeting. See “Particulars of Matters to be Acted Upon – Amendments to 2004 Stock Option Plan”.

Equity Compensation Plan Information

                          The Stock Option Plan is currently the sole equity compensation plan adopted by the Corporation. See “Matters to be Acted Upon at Meeting” for information on proposed amendments to the Stock Option Plan, and the introduction of the 2009 Performance Share Unit Plan and the 2009 Deferred Share Unit Plan.

                          The following table sets out information as of November 30, 2008, the Corporation’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c)
Stock Option Plan	8,356,024	$8.15	2,495,797

INDEBTEDNESS OF DIRECTORS AND OFFICERS

                          As of April 10, 2009, the aggregate indebtedness to the Corporation and its subsidiaries of all officers, directors, employees and former officers, Directors and employees of the Corporation or any of its subsidiaries was nil.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

                          No informed person of the Corporation, nor any proposed nominee for election as director, nor any associate or affiliate of such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction entered into by the Corporation since December 1, 2008.

AUDIT COMMITTEE

                          Information about the Corporation’s Audit Committee is provided in the Corporation’s most recent Annual Information Form (the “AIF”) under Item 9 “Officers and Directors – Audit Committee”. The AIF may be obtained from the Corporation’s public disclosure documents found on SEDAR at www.sedar.com.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

                          The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making. As part of the Corporation’s commitment to effective corporate governance, the Board of Directors, with the assistance of the Audit and Corporate Governance Committee, monitors changes in legal requirements and best practices.

                          During the past year, there have been several changes to the corporate governance and corporate governance disclosure requirements applicable to the Corporation. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”), both of which came into force on June 30, 2005 and effectively replaced the Corporate Governance Guidelines of the Toronto Stock Exchange.

                          Set out below is a description of certain corporate governance practices of the Corporation, as required by NI 58-101.

Board of Directors

                          NP 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With five of the seven current directors considered independent, the Board of Directors is currently composed of a majority of independent directors. The five independent directors are: Michael Halvorson, Kalidas Madhavepeddi, Gerald McConnell, Tony Giardini and James Philip. Rick Van Nieuwenhuyse is the

President and CEO of the Corporation and therefore not considered independent. Clynton Nauman is the President and CEO of a company with common directors of the Corporation and therefore may not be considered independent. With five of the seven proposed directors considered independent, the new Board of Directors will also be composed of a majority of independent directors. The independent proposed directors and the non-independent proposed directors are identified above.

                          The Corporation has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management. Although the independent directors do not meet regularly without the non-independent members of the Board, the directors can request at any time a meting restricted to independent directors for the purpose of discussing matters independently of management.

                          The attendance of the Directors at meetings held between December 1, 2007 and November 30, 2008 was as follows:

Director	Board Meetings Attended	Committee Meetings Attended
Michael Halvorson(1)	7 out of 10	3 out of 3
Kalidas Madhavpeddi	19 out of 19	6 out of 6
Gerald McConnell	18 out of 19	5 out of 5
Tony Giardini	9 out of 9	3 out of 3
Clynton Nauman	18 out of 19	n/a
Rick Van Nieuwenhuyse	17 out of 17	n/a
James Philip	14 out of 19	11 out of 11
Patrick Downey(2)	13 out of 19	n/a
Cole McFarland(3)	8 out of 10	4 out of 5

(1)	Mr. Halvorson did not standing for re-election at the May 28, 2008 Meeting.
(2)	Mr. Downey resigned from the Board of Directors effective November 24, 2008.
(3)	Mr. McFarland passed away July 2008.

                          Currently, the following directors serve on the following boards of directors of other public companies:

Name	Reporting Issuer
Rick Van Nieuwenhuyse	Etruscan Resources Inc. (TSX: EET) Inter-Citic Minerals Inc. (TSX-V: ICI) Alexco Resource Corp. (TSX: AXR) Mantra Mining Inc. (TSX-V : MAN)
Gerald McConnell	Etruscan Resources Inc. (TSX: EET)
Clynton Nauman	Alexco Resource Corp. (TSX: AXR)

Board Mandate

                          The Board of Directors is responsible for the overall stewardship of the Corporation. The Board of Directors discharges this responsibility directly and through the delegation of specific responsibilities to committees of the Board of Directors. The Board of Directors works with management to establish the goals and strategies of the Corporation, to identify principal risks, to select and assess senior management and to review significant operational and financial matters. The Board of Directors does not have a written mandate.

                          The Board of Directors has appointed an Audit Committee to assist the Board of Directors in monitoring (1) the integrity of the financial statements of the Corporation, (2) the independent auditor’s qualifications and independence, (3) the performance of the Corporation’s internal financial controls and audit function and the performance of the independent auditors, and (4) the compliance by the Corporation with legal and regulatory requirements. The members of the Audit Committee are elected annually by the Board of Directors at the annual organizational meeting. The members of the Audit Committee shall meet the independence and experience requirements of the American Stock Exchange and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission (“SEC”). At least one member of the Audit Committee shall be an "audit committee financial expert" as defined by the SEC. The Corporation’s Audit Committee consists of fully independent members and the Corporation’s “audit committee financial expert” is James Philip. Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies. The Audit Committee meetings are held quarterly at a minimum. The Corporation’s Audit Committee Charter is available on the Corporation’s web site at www.novagold.net and in print to any Shareholder who provides the Registrant with a written request.

Position Descriptions

                          The position descriptions for the chairs of each Board of Directors committee are contained in the committee charters. The chair of each of the Audit and Corporate Governance Committee and the Compensation Committee is required to ensure the Committee meets regularly and performs the duties as set forth in its charter, and reports to the Board of Directors on the activities of the Committee. The Board of Directors has not developed a written position description for the Chairman of the Board as this position is presently held by the Chief Executive Officer.

                          The Board has not developed a written position description for the Chief Executive Officer. Given the relatively small size of the Corporation and the length of time Mr. Van Nieuwenhuyse and the majority of the Board members have served in such capacities, the Board of Directors believes that the roles and responsibilities have been appropriately communicated through Board of Directors meetings and informal communications amongst the Board of Directors and Mr. Van Nieuwenhuyse.

Orientation and Continuing Education

                          The Corporation provides an orientation and education program to new directors. This program consists of providing education regarding directors’ responsibilities, corporate governance issues, committee charters, and recent and developing issues related to corporate governance and regulatory reporting. The Corporation provides orientation in matters material to the Corporation’s business and in areas outside of the specific expertise of the Board members. All new members of the Board of Directors have historically been experienced in the mining sector so no general mining orientation has been necessary. The Board of Directors also encourages senior management to participate in professional development programs and courses and supports management’s commitment to training and developing employees.

Ethical Business Conduct

                          The Board of Directors has adopted a Code of Business Conduct and Ethics (the “Code”) for the Corporation’s Directors, officers and employees. A copy of the Code is available on SEDAR at www.sedar.com, and may be obtained by contacting the Corporation at the address given under “Additional Information” at the end of this Information Circular.

Nomination of Directors

                          The Corporation does not at this time have a specific committee responsible for the nomination of directors. The nomination of Directors is currently addressed by the Board of Directors as a whole. When required, the Board of Directors collaborates with management to asses the appropriate size of the Board of Directors, to identify the necessary qualifications and skills of the Board of Directors as a whole and of each director individually, to identify potential candidates and to consider their appropriateness for membership on the Board of Directors.

Compensation

                          Information regarding the composition of the Compensation Committee, the responsibilities and operations of the Compensation Committee and the process by which compensation is determined, is discussed above in “Composition of the Compensation Committee”, “Report on Executive Compensation” and “Compensation of Directors”.

                          The Compensation Committee has engaged Mercer (Canada) Limited (“Mercer”) to provide specific support to the Compensation Committee in determining compensation for the Corporation’s officers and directors during the most recently completed fiscal year. Such analysis and advice by Mercer includes, but is not limited to, executive compensation policy (for example, the choice of comparator group and compensation philosophy), total compensation benchmarking for the NEOs, and incentive plan design. In addition, this support has also consisted of (i) the provision of general market observations throughout the year with respect to market trends and issues, (ii) the provision of benchmark market data, and (iii) attendance at one Compensation Committee meeting to review market trends and issues, and one other meeting at which market analysis findings are presented to the Compensation Committee. Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer. In addition to this mandate, Mercer provides general employee compensation or benefits consulting services to the Corporation.

Other Board of Directors’ Committees

                          In addition to the Audit and Corporate Governance Committee and the Compensation Committee, the Corporation also has a Technical Committee, which consists of two directors. The functions of the Technical Committee are to consider, assess and make recommendations to the Board of Directors as required or as mandated by the Board with respect to information relating to the Corporation’s mining and/or exploration projects and to keep under review programs and the carrying out of programs. For 2008, these activities were carried out by the Board as a whole; hence, no meetings of the Technical Committee were required.

Assessments

                          The Board of Directors is responsible for selecting and appointing executive officers and senior management and for monitoring their performance. The performance of executive management is annually measured against pre-set objectives and the performance of mining companies of comparable size. The Audit and Corporate Governance Committee is responsible for overseeing the development and implementation of a process for assessing the effectiveness of the Board, its committees and its members. The Audit and Corporate Governance Committee has determined that, given the size of the Corporation, continuing informal assessment is most appropriate at this time.

OTHER BUSINESS

                          Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the person named in the proxy to vote the shares represented thereby in accordance with his best judgment on such matter.

ADDITIONAL INFORMATION

                          Additional information relating to the Corporation is available on SEDAR at www.sedar.com. To request copies of the Corporation’s financial statements and MD&A, Shareholders should contact Robert J. (Don) MacDonald, Chief Financial Officer, at NovaGold Resources Inc., Suite 2300, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Telephone (604) 669-6227, Fax (604) 669-6272. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year.

OTHER MATERIAL FACTS

                          There are no other material facts to the knowledge of the Board of Directors relating to the matters for which this Management Information Circular is issued which are not disclosed herein.

CERTIFICATE

                          The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The contents and the sending of the Management Information Circular have been approved by the Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS, THIS 23rd DAY OF APRIL, 2009.

“Rick Van Nieuwenhuyse”
Rick Van Nieuwenhuyse,

President and Chief Executive Officer

“Robert J. MacDonald”
Robert J. MacDonald,
Senior Vice-President and Chief Financial Officer

APPENDIX A

AMENDED AND RESTATED 2004 STOCK OPTION PLAN

NOVAGOLD RESOURCES INC.

2004 STOCK ~~OPTION~~AWARD PLAN (AS AMENDED)

~~APPROVED~~EFFECTIVE MAY 11, 2004, AS AMENDED APRIL 26, 2005 (WITH EFFECTIVE DATE OF AMENDMENT OF
MARCH 10, 2006),
AS FURTHER AMENDED MAY 31, 2007, AS FURTHER AMENDED MARCH 10, 2009 (WITH EFFECTIVE DATE OF
AMENDMENT OF MAY 26, 2009)

NOVAGOLD RESOURCES INC.

2004 STOCK ~~OPTION~~AWARD PLAN (AS AMENDED)

PART 1
INTERPRETATION

1.01                   Definitions   In this Plan the following words and phrases shall have the following meanings, namely:

(a)	“Award” shall mean any award or benefit granted under the Plan, including Options, SARs and Tandem SARs;

(b)

"Award Agreement" means the written or electronic agreement between the Company and an Awardee relating to the granting of an Award, in the form or substantially in the form of Exhibit A attached to this Plan, and containing such terms and conditions as are required by Exchange Policy and Securities Laws;

(c)	“Awardee” shall mean the holder of an outstanding Award;

(d)

"Award Price" means the price at which an Option or a SAR may be granted in accordance with Exchange Policy and Securities Laws. The Award Price shall not be less than the Fair Market Value of a Share on the date of grant of the Award;

(e)	~~(a)~~ "Board" means the board of directors of the Company and includes any committee of directors appointed by the directors as contemplated by Section 3.01 hereof;

(f)

~~(b)~~ "Change of Control" means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company~~.~~;

~~(c)~~ 	~~"Code" means the U.S. Internal Revenue Code of 1986, as amended;~~

(g)	~~(d)~~ "Company" means NovaGold Resources Inc.;

(h)

“Designated Subsidiary” means an entity (including a partnership) in which the Company holds, directly or indirectly, a majority voting interest and which has been designated by the Company for the purposes of the Plan from time to time;

(i)	~~(e)~~ "Director" means any director of the Company or of any of its ~~subsidiaries~~Designated Subsidiaries;

(j)	~~(f)~~ "Employee" means any individual in the employment of the Company or any of its ~~subsidiaries~~Designated Subsidiaries or of a company providing management or administrative services to the Company;

(k)	~~(g)~~ "Exchange" means The Toronto Stock Exchange and any other stock exchange on which the Shares are listed for trading;

(l)

~~(h)~~ "Exchange Policy" means the policies, bylaws, rules and regulations of the Exchange governing the granting of ~~options~~awards by the Company pursuant to Security Based Compensation Arrangements, as amended from time to time;

(m)

~~(i)~~ "Expiry Date" means not later than ~~ten~~five years from the date of grant of the ~~Option or, if Exchange Policy does not permit a term of 10 years for Options granted by the Company not later than five years from the date the Option is granted~~Award; provided, however, that if at any time the expiry of the term of an ~~Option~~Award should be determined to occur either during a period in which the trading of Shares by the ~~optionee~~Awardee is restricted under the insider trading policy or other policy of the Company or within ten business days following such a period, such Expiry Date shall be deemed to be the date that is the tenth business day following the date of expiry of such restriction;

(n)

~~(j)~~ "Fair Market Value" means, with respect to any property (including, without limitation, any Shares), the fair market value of such property determined by such methods or procedures as are established from time to time by the Board in accordance with Exchange Policy. Unless otherwise determined by the Board, the fair market value of a Share as of a given date will be (a) the price at which the last recorded sale of a board lot of Shares took place on the Exchange during the trading day immediately preceding the date in question or (b) if there was no such sale, the ~~weighted average trading~~ price of the last recorded sale of a board lot of Shares on the Exchange ~~for the Shares for the five trading days immediately~~on the most recent preceding ~~the~~ date ~~in question;~~

~~(k)~~

~~"Incentive Stock Option" means an Option granted to a U.S. Participant that is intended to qualify as an "incentive stock option" within the meaning of section 422 of the Code.~~on which such a sale took place;

(o)	~~(l)~~ "Insider" has the meaning ascribed thereto in ~~the Securities Act~~Exchange Policy;

(p)	~~(m)~~ "Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in section 96 of the Securities Act;

(q)

~~(n)~~ "Nonqualified Stock Option" means an Option granted to a U.S. Participant that is not ~~an Incentive Stock Option~~intended to qualify as an “incentive stock option” within the meaning of section 422 of the U.S. Internal Revenue Code of 1986, as amended;

(r)	~~(o)~~ "Option" means an option to acquire Shares granted under this Plan;

~~(p)~~

"~~Option Agreement" means the written agreement between the Company and an optionee relating to the granting of an Option, in the form or substantially in the form of Exhibit A or Exhibit B attached to this Plan, and containing such terms and conditions as are required by Exchange Policy and Securities Laws;~~

~~(q)~~

~~"Option Price" means the price at which Options may be granted in accordance with Exchange Policy and Securities Laws and means the price at which the last recorded sale of a board lot of Shares took place on the Exchange during the trading day immediately preceding the date of granting the Option or, if there was no such sale, the weighted average trading price on the Exchange for the Shares for the five trading days immediately preceding the date of granting the Option;~~

(s)	~~(r)~~ "Officer" means any senior officer of the Company or of any of its ~~subsidiaries~~Designated Subsidiaries ~~as defined in the Securities Act~~;

~~(s)~~

~~"Outstanding Issue" is determined by Exchange Policy and by Securities Laws, and is based on the number of Shares that are outstanding immediately prior to the Share issuance in question, excluding Shares issued over the preceding one year period pursuant to stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares including a share purchase from treasury which is financial assisted by the Company by way of loan, guarantee or otherwise;~~

(t)	"~~Parent" means a "parent corporation" as defined in section 424(e) of the Code;~~Participant" means a Director, Officer or Service Provider;

(u)	"Plan" means this stock ~~option~~award plan as from time to time amended;

(v)

“SAR” or “Stock Appreciation Right” means the right to receive an amount, in Shares, equal to the excess of the Fair Market Value of a specified number of Shares as of the date the SAR is exercised over the SAR Price for such shares.

(w)	“SAR Price” means the Award Price of a SAR, determined on the grant date of the SAR, as set forth in the Award Agreement.

(x)	~~(v)~~ "Securities Act" means the Securities Act (British Columbia), as amended, from time to time;

(y)	~~(w)~~ "Securities Laws" means the act, policies, bylaws, rules and regulations of the securities commissions governing ~~the granting of options by~~ the Company, as amended from time to time;

(z)	~~(x)~~ "Security Based Compensation Arrangement" has the meaning ascribed thereto in the TSX Company Manual;

(aa)

"Service Provider" means an Employee ~~or insider~~ of the Company or any of its ~~subsidiaries~~Designated Subsidiaries and includes any other person who is engaged to provide either directly or through a corporation, ongoing management or consulting services to the Company or its affiliates;

(bb)	~~(y)~~ "Shares" means common shares of the Company;

~~(z)~~	~~"Subsidiary" means a "subsidiary corporation" as defined in section 424(f) of the Code;~~

~~(aa)~~	~~"U.S. Participant" means a Service Provider, Officer or Director who is a U.S. citizen or a U.S. resident, in each case as defined in the Code;~~

(cc)

“Tandem SAR” means a SAR granted in tandem with a related Option which gives the Awardee the right to surrender to the Company all or a portion of the related Option and to receive a distribution in Shares in an amount equal to the excess of the Fair Market Value of a specified number of Shares as of the date the SAR is exercised over the SAR Price for such Shares, which shall be the same price as the Award Price of the related Option. A Tandem SAR will have the same other terms and provisions as the related Option. To the extent a Tandem SAR is exercised, the related Option will terminate at the time of such exercise.

(dd)	~~(bb)~~ "Vested" means that an ~~Option~~Award has become exercisable in accordance with the terms of this Plan and any applicable ~~Option~~Award Agreement~~;~~

~~(cc)~~

~~"10% Shareholder" means a person who owns (taking into account the constructive ownership rules under section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company (or of any Parent or Subsidiary of the Company)~~.

1.02                   Gender   Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2
PURPOSE OF PLAN

2.01                   Purpose   The purpose of this Plan is to attract and retain Service Providers, Officers or Directors to the Company and to motivate them to ~~advance the~~promote the success of the Company’s business by aligning their financial interests to those of the Company ~~by affording them with the opportunity to acquire an equity interest in the Company through Options~~and to long-term shareholder value.

PART 3
GRANTING OF ~~OPTIONS~~STOCK AWARD

3.01                   Administration   This Plan shall be administered by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members.

3.02                   Committee's Recommendations   The Board may accept all or any part of recommendations of the committee or may refer all or any part thereof back to the committee for further consideration and recommendation.

3.03                   Grant by Resolution   The Board, on its own initiative or, a committee of the Board duly appointed for the purpose of administering this Plan, may, by resolution, designate all eligible persons who are Service Providers, Officers or Directors, or corporations employing or wholly owned by such Service Provider, Officer or Director, to whom ~~Options~~an Award should be granted and specify the terms of such ~~Options~~Award which shall be in accordance with Exchange Policy and Securities Laws.

3.04                   Award Types. Awards granted hereunder may be Options, SARs or Tandem SARs, at the discretion of the Board and as reflected in the terms of the Award Agreement.

3.05                   Terms of ~~Option~~Award   The resolution of the Board shall specify the number of Shares that should be placed under ~~Option~~Award to each such Service Provider, Officer or Director, the ~~exercise price to be paid for such Shares upon the exercise~~Award Price of each such ~~Option~~Award, and the period during which such ~~Option~~Award may be exercised.

3.06                   ~~Option~~Stock Options Options may be granted to Participants at any time as determined by the Board. The Board shall determine the number of Shares subject to each Option. Options granted under the Plan shall be Nonqualified Stock Options.

3.07                   Stock Appreciate Rights Stock Appreciation Rights may be granted to Participants at any time as determined by the Board. A SAR may be granted in tandem with an Option granted under this Plan or on a free-standing basis. A SAR may be exercised upon such terms and conditions and for the term as the Board, in its sole discretion, determines, provided, however, that the term shall not exceed the Option term in the case of a Tandem SAR or five years in the case of a free-standing SAR. Upon exercise of a SAR, the Participant shall be entitled to receive payment from the Company in an amount determined by multiplying the excess of the Fair Market Value of a Share on the date of exercise over the Award Price of the SAR by the number of Shares with respect to which the SAR is exercised. The payment shall be made in Shares, the number of which shall be calculated by dividing the payment amount by the Fair Market Value of the Shares on the exercise date.

3.08                   Award Agreement   Every ~~Option~~Award granted under this Plan shall be evidenced by an ~~Option~~Award Agreement and, where not expressly set out in the ~~Option~~Award Agreement, the provisions of such ~~Option~~Award Agreement shall conform to and be governed by this Plan. In the event of any inconsistency between the terms of any ~~Option~~Award Agreement and this Plan, the terms of this Plan shall govern.

PART 4
CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF ~~OPTIONS~~AN AWARD

4.01                   Exercise Price   The exercise price of an ~~Option~~Award granted under this Plan shall not be less than the ~~Option~~Award Price at the time of granting the ~~Options~~Award.

4.02                   Expiry Date   Each ~~Option~~Award shall, unless sooner terminated, expire on a date to be determined by the Board, and as set forth in the Award Agreement on the date of grant, which will not be later than the Expiry Date.

4.03                   Different Exercise Periods, Prices and Number   The Board may, in its absolute discretion, upon granting an ~~Option~~Award under this Plan, and subject to the provisions of Section ~~7.03~~6.03 hereof, specify a particular time period or periods following the date of granting the ~~Option~~Award during which the ~~optionee~~Awardee may exercise his ~~Option to purchase Shares~~Award, may designate the ~~exercise price and the number of Shares~~Award Price in respect of which such ~~optionee~~Awardee may exercise his ~~Option~~Award during each such time period and may determine and impose terms upon which each ~~Option~~Award shall become Vested.

4.04                   Number of Shares To one Person   The number of Shares reserved for issuance to any one person pursuant to ~~Options~~Awards granted under this Plan shall not exceed 5% of the outstanding Shares at the time of granting of the ~~Options~~Award.

4.05                   Termination of Employment   If a Director, Officer or Service Provider ceases to be so engaged by the Company for any reason other than death, such Director, Officer or Service Provider shall have such rights to exercise any ~~Option~~Vested Award not exercised prior to such termination within the lesser of six months from the date of the termination or the Expiry Date of the ~~Option~~Award provided that if the termination is for just cause the right to exercise the ~~Option~~Vested Award shall terminate on the date of termination unless otherwise determined by the Directors. All non-Vested Awards shall terminate on the date of termination.

4.06                   Death of ~~Optionee~~Awardee   If a Director, Officer or Service Provider dies prior to the expiry of his ~~Option~~Award, his legal representatives may, within the lesser of one year from the date of the ~~optionee~~Awardee's death or the Expiry Date of the ~~Option~~Award, exercise that portion of ~~an Option~~a Vested Award granted to the Director, Officer or Service Provider under this Plan which remains outstanding.

4.07                   Assignment   No ~~Option~~Award granted under this Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by all applicable Securities Laws and the rules and policies of the Exchange, an ~~optionee~~Awardee shall have the right to assign any ~~Option~~Award granted to him hereunder to a trust or similar legal entity established by such ~~optionee~~Awardee.

4.08                   Notice   ~~Options~~Awards shall be exercised only by written notice to the Company in accordance with the terms and conditions of this Plan and the applicable ~~Option~~ Award Agreement.

4.09                   Payment   ~~Options~~Vested Awards may be exercised at any time in whole or in part ~~at any time~~ prior to their lapse or termination. ~~Shares purchased by an optionee on~~Payment in respect of the exercise of an Option ~~shall be paid for in full at the time of their purchase~~may be made in cash or by check, or the Board may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism or by such other method as the Board may determine to be appropriate.

4.10                 Securities Laws   Notwithstanding any other provision contained in this Plan, no holder may exercise any ~~Option~~Award granted under this Plan and no Shares may be issued upon exercise of an ~~Option~~Award unless such exercise and issuance are in compliance with all applicable Securities Laws.

PART 5
RESERVE OF SHARES FOR ~~OPTIONS~~AWARDS

5.01                   Sufficient Authorized Shares to be Reserved   Whenever the Memorandum or Articles of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of ~~Options~~Awards granted under this Plan. Shares that were the subject of ~~Options~~Awards that have lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an ~~Option~~Award granted under this Plan.

5.02                   Shares Subject to the Plan   Subject to adjustment as provided in Part ~~7,~~6, the shares to be offered under the Plan shall consist of shares of the Corporation's authorized but unissued common shares. The aggregate number of Shares to be delivered upon the exercise of all ~~Options~~Awards granted under the Plan shall not exceed 10% of the issued and outstanding Shares of the Corporation at the time of granting of ~~options~~Awards (on a non-diluted basis).

5.03                   Maximum Number of Shares Reserved   ~~Under no circumstances shall this Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result, at any time, in:~~The maximum number of Shares issuable to Insiders pursuant to the Plan, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Shares. The maximum number of Shares issued to Insiders pursuant to the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, within any one year period, shall not exceed 10% of the total number of outstanding Shares.

~~(a)~~	~~the number of Shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the Outstanding Issue, subject to increase upon shareholder and Exchange approval;~~

~~(b)~~	~~the issuance to Insiders, within a one year period, of a number of Shares exceeding 10% of the Outstanding Issue; or~~

~~(c)~~	~~the issuance to any one Insider and such Insider's associates, within a one year period, of a number of Shares exceeding 5% of the Outstanding Issue.~~

PART 6
~~OPTIONS GRANTED TO U.S. PARTICIPANTS~~

~~6.01                   Maximum Number of Shares for Incentive Stock Options   Notwithstanding any other provision of this Plan to the contrary, the number of Shares available for granting Incentive Stock Options under the Plan may not exceed 10% of the issued and outstanding Shares of the Corporation at the time of granting of options (on a non-diluted basis), subject to adjustment as provided in this Plan and subject to the provisions of section 422 and 424 of the Code.~~

~~6.02                   Designation of Options   The Option Agreement relating to any Option granted to a U.S.Participant shall specify whether such Option is an Incentive Stock Option or a Nonqualified Stock Option. If nosuch specification is made, the Option will be (a) an Incentive Stock Option if all of the requirements under theCode are satisfied or (b) in all other cases, a Nonqualified Stock Option.~~

~~6.03                   Special Requirements for Incentive Stock Options   In addition to the other provisions of this Plan (and notwithstanding any other provision of this Plan to the contrary), the following limitations and requirementswill apply to an Incentive Stock Option:~~

~~(a)~~

~~An Incentive Stock Option may be granted only to employees (including a Director or Officer who >is also an employee) of the Company (or of any Parent or Subsidiary of the Company). For purposes of this Part 6, the term "employee" shall mean a person who is an employee for purposes of the Code.~~

~~(b)~~

~~The Board will not grant Incentive Stock Options in which the aggregate Fair Market Value (determined as of the date of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (under this Plan and all other plans of the Company and of any Parent or Subsidiary of the Company) exceeds US$100,000 or any limitation subsequently set forth in section 422(d) of the Code.~~

~~(c)~~

~~The exercise price payable per Share upon exercise of an Incentive Stock Option will not be less than 100% of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, the exercise price payable per Share upon exercise of such Incentive Stock Option will be not less than 110% of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option.~~

~~(d)~~

~~An Incentive Stock Option will terminate and no longer be exercisable no later than 10 years after the date of grant of such Incentive Stock Option; provided, however, that in the case of a grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, such Incentive Stock Option will terminate and no longer be exercisable no later than 5 years after the date of grant of such Incentive Stock Option.~~

~~(e)~~

~~If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Company (or by any Parent or Subsidiary of the Company) for any reason, whether voluntary or involuntary, other than death, permanent disability or just cause, such Incentive Stock Option shall be exercisable by the U.S. Participant (to the extent such Incentive Stock Option was Vested on the date of cessation of employment) at any time prior to the earlier of (i) the date that is three months after the date of cessation of employment or (ii) the expiration of the term of such Incentive Stock Option. In this paragraph, "permanent disability" is as defined in section 22(e)(3) of the Code. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Company (or by any Parent or Subsidiary of the Company) because of the death or permanent disability of such U.S. Participant, such U.S. Participant, such U.S. Participant's personal representatives or administrators, or any person or persons to whom such Incentive Stock Option is transferred by will or the applicable laws of descent and distribution, may exercise such Incentive Stock Option (to the extent such Incentive Stock Option was exercisable on the date of death or permanent disability, as the case may be) at any time prior to the earlier of (i) the date that is six (6) months after the date of death or permanent disability, as the case may be, or (ii) the expiration of the term of such Incentive Stock Option. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Company (or by any Parent or Subsidiary of the Company) for cause, the right to exercise such Incentive Stock Option will terminate on the date of cessation of employment, unless otherwise determined by the Board. In this paragraph, "permanent disability" has the meaning assigned to that term in section 22(e)(3) of the Code.~~

~~(f)~~ 	~~An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant's lifetime only by such U.S. Participant.~~

~~(g)~~ 	~~An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned orpledged by such U.S. Participant, except by will or by the laws of descent and distribution.~~

~~PART 7~~

CHANGES IN ~~OPTIONS~~AWARDS

~~7.01~~ 6.01                   Share Consolidation or Subdivision   In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for granting of ~~Options~~Awards and the price payable for any Shares that are then subject to ~~Options~~Awards shall be adjusted accordingly.

~~7.02~~ 6.02                   Stock Dividend   In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for granting of ~~Options~~Awards and the price payable for any Shares that are then subject to ~~Options~~Awards may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

~~7.03~~6.03                   Effect of a Take-Over Bid  If a bona fide offer (an "Offer") for Shares is made to the ~~optionee~~Awardee or to shareholders of the Company generally or to a class of shareholders which includes the ~~optionee~~Awardee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each ~~optionee~~Awardee of full particulars of the Offer, whereupon all ~~Shares~~Options or SARs subject to such ~~Option~~Award will become Vested and the ~~Option~~Award may be exercised in whole or in part by the ~~optionee~~Awardee so as to permit the ~~optionee~~Awardee to tender the Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Shares tendered by the ~~optionee~~Awardee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Shares received upon such exercise, or in the case of clause (b) above, the Shares that are not taken up and paid for, may be returned by the ~~optionee~~Awardee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Shares, the ~~Option~~Award shall be reinstated as if it had not been exercised and the terms upon which such ~~Shares~~Awards were to become Vested pursuant to this section shall be reinstated. If any Shares are returned to the Company under this section ~~7.03,~~6.03, the Company shall immediately refund the exercise price to the ~~optionee~~Awardee for such Shares.

~~7.04~~6.04                   Acceleration of Expiry Date   If an Offer is made by an offeror at any time when an ~~Option~~Award granted under the Plan remains unexercised, in whole or in part the Directors may, upon notifying each ~~optionee~~Awardee of full particulars of the Offer, declare all Shares issuable upon the exercise of ~~Options~~Awards granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised ~~Options~~Awards granted under the Plan is accelerated so that all ~~Options~~Awards will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

~~7.05~~6.05                   Effect of a Change of Control   If a Change of Control occurs, all Shares subject to each outstanding ~~Option~~Award will become Vested, whereupon such ~~Option~~Award may be exercised in whole or in part by the ~~optionee~~Awardee.

PART ~~8~~7

EXCHANGE'S RULES AND POLICIES APPLY

~~8.01~~ 7.01                   Exchange's Rules and Policies Apply   This Plan and the granting and exercise of any ~~Options~~Awards hereunder are also subject to such other terms and conditions as are set out from time to time in the rules and policies on ~~stock options~~security based compensation awards of the Exchange and any securities commission having authority and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern.

PART ~~9~~8

AMENDMENT OF PLAN

~~9.01~~8.01                   Board May Amend   The Board of Directors shall have the power to, at any time and from time to time, either prospectively or retrospectively, and without shareholder approval, amend, suspend or terminate the

Plan or any ~~Option~~Award granted under the Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature and changes regarding the vesting of ~~Options~~Awards; provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)

no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an ~~optionee~~Awardee with respect to any then outstanding ~~Option~~Award, as determined by the Board of Directors acting in good faith, without his or her consent in writing;

(c)	the Board of Directors shall obtain shareholder approval of the following:

	(i)	any amendment to the maximum number of Shares specified in subsection ~~5.03~~5.02 in respect of which ~~Options~~Awards may be granted under the Plan (other than pursuant to Part ~~7~~6);

	(ii)	any amendment that would reduce the ~~exercise price~~Award Price of an outstanding ~~Option~~Award (other than pursuant to Part ~~7~~6); and

	(iii)	any amendment that would extend the term of any ~~Option~~Award granted under the Plan beyond the Expiry Date.

~~9.02~~8.02                   Powers of the Board Following Termination of the Plan.   If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board of Directors and in force on the date of termination will continue in effect as long as any ~~Option~~Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board of Directors shall remain able to make such amendments to the Plan or the ~~Options~~Award as they would have been entitled to make if the Plan were still in effect.

PART ~~10~~9

MISCELLANEOUS

~~10.01~~9.01                   Other Plans Not Affected   This Plan is in addition to any other existing plans and shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers and Service Providers.

~~10.02~~9.02                   No Rights Until ~~Option~~Award Exercised   An ~~optionee~~Awardee shall be entitled to the rights pertaining to share ownership, such as to dividends, only with respect to Shares that have been fully paid for and issued to him upon exercise of an ~~Option~~Award.

~~10.03~~9.03                   No Right to Employment   This Plan will not confer upon any ~~optionee~~Awardee any right with respect to continuation of such ~~optionee~~Awardee's employment, consulting or other service relationship with the Company, and will not interfere in any way with the Company's right to terminate such ~~optionee~~Awardee's employment, consulting or other service relationship at any time, with or without cause.

~~10.04~~9.04                   ~~U.S. Tax Withholding   In order to comply with all applicable federal or state income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all~~Tax Withholding The Company or a Designated Subsidiary may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Company or the Designated Subsidiary will be able to comply with the applicable ~~U.S.~~provisions of any federal ~~or~~, provincial, state ~~payroll, withholding, income or other taxes that are the sole and absolute responsibility of a U.S. Participant are withheld or collected from such U.S. Participant~~or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. The Company shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of a Participant any Shares which would otherwise be issued or provided to a Participant hereunder. For the purposes of assisting a ~~U.S.~~ Participant who is a U.S. citizen or a U.S. resident for U.S. federal income tax purposes in paying all or a portion of the U.S. federal and state taxes to be withheld or collected upon exercise of an ~~Option~~Award, the Board, in its discretion and subject to such additional terms and conditions as it may adopt, may permit a U.S. Participant, subject to applicable laws, to satisfy such tax obligation by (a) electing to have the Company withhold a portion of the Shares otherwise to be delivered upon exercise of such ~~Option~~Award having a Fair Market Value equal to the amount of such taxes or (b) delivering to the Company Shares (other than Shares issuable upon exercise of such

~~Option~~Award) having a Fair Market Value equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

~~10.05~~9.05                   No Trust Fund   Neither this Plan nor any ~~Option~~Award will create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and an ~~optionee~~awardee or any other person. To the extent that any ~~optionee~~awardee acquires a right to receive payments from the Company pursuant to an ~~Option~~Award, such right will be no greater than the right of any unsecured general creditor of the Company.

~~10.06~~9.06                   Governing Law   The validity, construction and effect of this Plan and any ~~Option~~Award Agreement will be determined in accordance with the internal laws, and not the law of conflicts, of the Province of British Columbia and the laws of Canada applicable therein.

~~10.07~~9.07                   Effective Date   This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange and the approval of this Plan by the shareholders of the Company; provided, however, that ~~Options~~Awards may be granted under this Plan prior to the receipt of approval of the Exchange. In the event that this Plan is not adopted by the shareholders of the Company within 12 months after approval by the Board, this Plan will ~~remain effective; provided, however, that any Incentive Stock Options granted under the Plan shall be deemed to be Nonqualified Stock Options~~terminate.

~~10.08                   Term of Plan   No Options shall be granted under the Plan after 10 years from the earlier of the date of adoption of the Plan by the Board or the date of shareholder approval of the Plan. However, unless otherwise expressly provided in the Plan or in an applicable Option Agreement, any Option theretofore granted may extend beyond the end of such 10-year period, and the authority of the Board provided for hereunder with respect to the Plan and any Options, and the authority of the Board to amend the Plan, shall extend beyond the end of such 10-year period.~~

~~EFFECTIVE DATE OF PLAN: May 11, 2004~~

EFFECTIVE DATE OF AMENDMENT: ~~March 10, 2006~~May 26, 2009

EXHIBIT A

NOVAGOLD RESOURCES INC. ~~OPTION~~AWARD AGREEMENT

                  This ~~Option~~Award Agreement is entered into between NovaGold Resources Inc. (the "Company") and the ~~Optionee~~Awardee named below pursuant to the 2004 Stock ~~Option~~Award Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1.	on [insert grant date] (the "Grant Date");

2.	[insert name] (the "~~Optionee~~Awardee");

3.	was granted the ~~option (the "Option") to purchase~~ [insert ~~#~~type of ~~shares] common shares~~Award] (the "~~Option Shares")~~Award") [insert particulars of Award] of the Company;

4.	for the price (the "~~Option~~Award Price") of $• per ~~Option Share~~Award;

5.	which shall be exercisable ("Vested") on •, 200•;

~~6.~~	~~terminating on the~~

6.	terminating on the [insert date] (the "Expiry Date");

all on the terms and subject to the conditions set out in the Plan. For greater certainty, once ~~Option Shares~~Awards have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this ~~Option~~Award Agreement and the Plan.

                  ~~This Option shall be exercisable by delivery of an Exercise Notice in the form attached as Appendix 1, duly completed and signed by the Optionee.~~

                  By signing this ~~Option Agreement, the Optionee~~Award Agreement, the Awardee consents to Solium Capital maintaining and administering the award in accordance with the terms and conditions of the Plan.

                  By signing this Award Agreement, the Awardee acknowledges that the ~~Optionee~~Awardee has read and understands the Plan and agrees to the terms and conditions of the Plan and this ~~Option Agreement.~~Award Agreement.

                  ~~IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the~~ IN WITNESS WHEREOF the parties hereto have executed this Award Agreement as of the • ~~day of~~ day of •~~, 200~~•,~~200~~ •..

NOVAGOLD RESOURCES INC.

__________________________________________________________	Per: _________________________________________
~~OPTIONEE~~AWARDEE	Authorized Signatory

APPENDIX B
TEXT OF RESOLUTION TO APPROVE THE CONTINUATION OF AND
AMENDMENTS TO THE 2004 STOCK OPTION PLAN

BE IT RESOLVED, as an ordinary resolution, that:

1.

the amendments to the 2004 Stock Option Plan (as amended) of the Corporation to be renamed the 2004 Stock Award Plan (the “Amended Plan”), as indicated in the form of Amended Plan attached to the Information Circular as Appendix A and are hereby approved and adopted by the Shareholders;

2.	all unallocated awards issuable pursuant to the Amended Plan be and are hereby approved and authorized until May 26, 2012, the date that is three years from the date hereof; and

3.

any Director or Officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.

APPENDIX C
2009 PERFORMANCE SHARE UNIT PLAN

NOVAGOLD RESOURCES INC.

2009 PERFORMANCE SHARE UNIT PLAN

EFFECTIVE MAY 26, 2009

NOVAGOLD RESOURCES INC.

2009 PERFORMANCE SHARE UNIT PLAN

1.	PURPOSE

1.1

This Plan has been established by the Corporation to assist the Corporation in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate Participants under the Plan to achieve important corporate and personal objectives and, through the issuance of Shares in the Corporation to Participants under the Plan, to better align the interests of Participants with the long-term interests of Shareholders.

2.	PLAN DEFINITIONS AND INTERPRETATIONS

          In this Plan, the following terms have the following meanings:

(a)	“Account” means the bookkeeping account established and maintained by the Corporation for each Participant in which the number of Share Units of the Participant are recorded;

(b)

“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(c)

“Beneficiary” means any person designated by the Participant as his or her beneficiary under the Plan in accordance with Section 13.1 or, failing any such effective designation, the Participant’s estate;

(d)	“Board” means the Board of Directors of the Corporation;

(e)

“Change of Control” means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities (as defined in the Securities Act (British Columbia)) of the Corporation, which, when added to all other voting securities of the Corporation at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Corporation or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Corporation.

(f)	“Committee” means the Compensation Committee of the Board or any other committee or person designated by the Board to administer the Plan;

(g)

“Corporation” means NovaGold Resources Inc. and its respective successors and assigns, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or any person or committee that has been designated for the purpose by the Board including, without limitation, the Committee;

(h)

“Designated Subsidiary” means an entity (including a partnership) in which the Corporation holds, directly or indirectly, a majority voting interest and which has been designated by the Corporation for purposes of the Plan from time to time;

(i)	“Director” means a director of the Corporation;

(j)

“Eligible Consultant” means an individual, other than an Employee that (i) is engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Designated Subsidiary under a written contract between the Corporation or the Designated Subsidiary and the individual or a company of which the individual consultant is an employee and (ii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Designated Subsidiary.

(k)	“Employee” means an employee of the Corporation or any of its Designated Subsidiaries or any combination or partnership of such corporations;

(l)

“Employer” means the Corporation, the Designated Subsidiary or the combination or partnership of such corporations that employs the Participant or that employed the Participant immediately prior to the Participant’s Termination Date;

(m)

“Expiry Date” means, with respect to Share Units granted to a Participant, the date determined by the Corporation for such purpose for such grant, which date shall be no later than the date which is two years after the Participant’s Termination Date and shall, in all cases, be in compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules of Section 248(1)(k) of the Income Tax Act (Canada), as such section may be amended or re- enacted from time to time;

(n)	“Fiscal Year” means a fiscal year of the Corporation;

(o)

“Grant Agreement” means an agreement between the Corporation and a Participant under which Share Units are granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;

(p)	“Grant Date” of a Share Unit means the date a Share Unit is granted to a Participant under the Plan;

(q)	“Insider” has the meaning provided for purposes of the TSX relating to Security Based Compensation Arrangements;

(r)

“Joint Actor” means a person acting “jointly or in concert with” another person within the meaning of Section 96 of the Securities Act (British Columbia) or as such section may be amended or re-enacted from time to time.

(s)

“Market Value” with respect to a Share as at any date means the arithmetic average of the closing price of the Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or, if the Shares are not then listed and posted for trading on the TSX, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Corporation). In the event that the Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(t)	“Participant” means a bona fide full-time or part-time Employee or an Eligible Consultant who, in any such case, has been designated by the Corporation for participation in the Plan;

(u)	“Payout Date” means a date selected by the Corporation, in accordance with and as contemplated by Section 3.2 and Section 6.1;

(v)	“Plan” means this 2009 Performance Share Unit Plan;

(w)	“Reorganization” means any (i) capital reorganization, (ii) merger, (iii) amalgamation, or (iv) arrangement or other scheme of reorganization;

(x)	“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time.

(y)	“Security Based Compensation Arrangement” has the meaning defined in the provisions of the TSX Company Manual relating to security based compensation arrangements;

(z)	“Shareholders” means the holders of Shares;

(aa)

“Shares” mean Common Shares of the Corporation and includes any securities of the Corporation into which such Common Shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, pursuant to a Reorganization or otherwise;

(bb)

“Share Unit” means a unit credited by means of an entry on the books of the Corporation to a Participant pursuant to the Plan, representing the right to receive, subject to and in accordance with the Plan, for each Vested Share Unit one Share, at the time, in the manner, and subject to the terms, set forth in the Plan and the applicable Grant Agreement;

(cc)	“Stock Exchange Rules” means the applicable rules of any stock exchange upon which Shares are listed;

(dd)

“Termination Date” means the date on which a Participant ceases, for any reason including resignation, termination, death or disability, to be an active Employee or an Eligible Consultant, as the case may be, and, in the case of a Participant who is an Employee, where the employment is terminated by the Employer, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided and, in the case of a Participant who is an Eligible Consultant, the date the written contract between the Eligible Consultant and the Corporation or any Designated Subsidiary is terminated or expires and the Eligible Consultant no longer provides services thereunder;

(ee)	“TSX” means the Toronto Stock Exchange; and

(ff)

“Vested Share Units” shall mean Shares in respect of which all vesting terms and conditions set forth in the Plan and the applicable Grant Agreement have been either satisfied or waived in accordance with the Plan.

2.2

In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

3.	GRANT OF SHARE UNITS AND TERMS

3.1

The Corporation may grant Share Units to such Participant or Participants in such number and at such times as the Corporation may, in its sole discretion, determine, as a bonus or similar payment in respect of services rendered by the Participant for a Fiscal Year or otherwise as compensation, including as an incentive for future performance by the Participant.

3.2	In granting any Share Units pursuant to Section 3.1, the Corporation shall designate:

(a) the number of Share Units which are being granted to the Participant;

(b) any time or performance based or other conditions as to vesting of the Share Units to become Vested Share Units; and

(c) the Payout Date, which shall in no event be later than the Expiry Date and, unless otherwise determined on the Grant Date, shall be the third anniversary of the Grant Date; and

(d) the Expiry Date;

which shall be set out in the Grant Agreement.

3.3

Subject to the terms of the Plan, the Corporation may determine any other terms or conditions with respect to the vesting of Share Units granted pursuant to Section 3.1, in whole or in part, to become Vested Share Units or the provision of Shares under the Plan, including without limitation, provisions which make the vesting of Share Units conditional upon (i) the achievement of corporate or personal objectives, including the attainment of milestones relating to financial, operational, strategic or other objectives of the Corporation, (ii) the market price of Shares from time to time and/or the return to Shareholders, and/or (iii) any other performance criteria relating to the Participant, the Corporation, a subsidiary, or business unit. Any such conditions shall be set out in the Grant Agreement.

The conditions may relate to all or any portion of the Share Units in a grant and may be graduated such that different percentages of the Share Units in a grant will become Vested Share Units depending on the extent of satisfaction of one or more such conditions. The Corporation may, in its discretion and having regard to the best interests of the Corporation, subsequent to the Grant Date of a Share Unit, waive any such terms or conditions or determine that they have been satisfied.

4.	GRANT AGREEMENT

4.1

Each grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Corporation may, in its sole discretion, deem appropriate.

5.	SHARE UNIT GRANTS AND ACCOUNTS

5.1	An Account shall be maintained by the Corporation for each Participant. On the Grant Date, the Account will be credited with the Share Units granted to a Participant on that date.

6.	PAYOUTS

6.1

On each Payout Date and subject to Section 6.5, the Participant shall be entitled to receive, and the Corporation shall issue or provide, Shares equal in number to the Vested Share Units in the Participant’s Account to which the Payout Date relates.

6.2

The number of Shares to be issued or provided shall be equal to the whole number of Vested Share Units. Where the number of Share Units would result in the issue of a fractional Share Unit in the form of a fractional Share, the number of Share Units to be issued in the form of Shares shall be rounded down to the next whole number of Share Units. No fractional Shares shall be issued and such fractional Share entitlement shall be satisfied by a cash payment to the Participant in an amount equal to such fractional Share entitlement multiplied by the Market Value on the Payout Date.

6.3

Shares issued by the Corporation from treasury under this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Corporation would have received if the Shares had been issued for money.

6.4

Subject to and in accordance with any Applicable Law, the Corporation may, but is not obligated to, acquire issued and outstanding Shares in the market for the purposes of providing Shares to Participants under the Plan. The Shares acquired for this purpose shall not be included for the purpose of determining the maximum number of Shares to be issued under the Plan in accordance with Section 10.1.

6.5

If so determined by the Corporation, in lieu of the issue or provision of Shares, the Corporation may satisfy the issuance or provision of Shares under the Plan, in whole or in part, by the payment of a cash amount to a Participant on the Payout Date. The amount of such payment shall be equal to the number of Shares in respect of which the Corporation makes such a determination, multiplied by the Market Value on the Payout Date, subject to any applicable withholding tax. An entitlement so paid in cash shall not be included for the purpose of determining the maximum number of Shares to be issued under the Plan in accordance with Section 10.1.

7.	TERMINATION OF EMPLOYMENT AND FORFEITURES

7.1

Unless otherwise determined by the Corporation pursuant to Section 7.2, on a Participant’s Termination Date, any Share Units in a Participant’s Account which are not Vested Share Units shall terminate and be forfeited.

7.2

Notwithstanding Section 7.1, where a Participant ceases to be an Employee as a result of the termination of his or her employment without cause, then in respect of each grant of Share Units made to such Participant, at the Corporation’s discretion, all or a portion of such Participant’s Share Units may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion.

7.3

In the event a Participant’s Termination Date is prior to the Payout Date with respect to any Vested Share Units in such Participant’s Account, the Payout Date with respect to such Vested Share Units shall, notwithstanding any provision in the Grant Agreement, be accelerated to the Participant’s Termination Date and the Corporation shall, as soon as practicable following such Termination Date, issue or provide Shares or make payment to such Participant with respect to such Vested Share Units in accordance with Section 6.

8.	FORFEITED UNITS

8.1

Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate on, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after, the Expiry Date.

9.	ALTERATION OF NUMBER OF SHARES SUBJECT TO THE PLAN

9.1

In the event that the Shares shall be subdivided or consolidated into a different number of Shares or a distribution shall be declared upon the Shares payable in Shares, the number of Share Units then recorded in the Participant’s Account shall be adjusted by replacing such number by a number equal to the number of Shares which would be held by the Participant immediately after the distribution, subdivision or consolidation, should the Participant have held a number of Shares equal to the number of Share Units recorded in the Participant’s Account on the record date fixed for such distribution, subdivision or consolidation.

9.2

In the event there shall be any change, other than as specified in Section 9.1, in the number or kind of outstanding Shares or of any shares or other securities into which such Shares shall have been changed or for which they shall have been exchanged, pursuant to a Reorganization or otherwise, then there shall be substituted for each Share referred to in the Plan or for each share into which such Share shall have been so changed or exchanged, the kind of securities into which each outstanding Share shall be so changed or exchanged and an equitable adjustment shall be made, if required, in the number of Share Units then recorded in the Participant’s Account, such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.

9.3

Notwithstanding the conditions as to vesting of Share Units contained in any individual Grant Agreement, all outstanding Share Units shall become Vested Share Units on any Change of Control and the Payout Date in connection with such Vested Share Units shall, notwithstanding any provisions in the Grant Agreement, be accelerated to the date of such Change of Control and the Corporation shall, as soon as practicable following such Change of Control, issue or provide Shares or make payments to such Participants with respect to such Vested Share Units in accordance with Section 6.

9.4

In the case of any such substitution, change or adjustment as provided for in this Section 9, the variation shall generally require that the aggregate Market Value of the Share Units then recorded in the Participant’s Account prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such aggregate Market Value after the variation.

10.	MAXIMUM NUMBER OF SHARES TO BE ISSUED

10.1

Subject to adjustment in accordance with Section 9, the maximum number of Shares which the Corporation may issue from treasury in connection with Share Units granted under the Plan shall be 2,000,000 Shares.

10.2

The maximum number of Shares issuable to Insiders pursuant to the Plan, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Shares. The maximum number of Shares issued to Insiders pursuant to the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, within any one year period, shall not exceed 10% of the total number of outstanding Shares.

11.	AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

11.1

The Corporation may, without notice, at any time and from time to time, and without shareholder approval, amend the Plan or any provisions thereof in such manner as the Corporation, in its sole discretion, determines appropriate:

	(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan,

	(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Plan,

	(c)	to change the vesting provisions of Share Units to reflect revised performance metrics or to accelerate vesting in the event that performance criteria is achieved earlier than expected;

	(d)	to change the termination provisions of Share Units or the Plan which does not entail an extension beyond the original Expiry Date of the Share Units; or

	(e)	the amendments contemplated by Section 15.1(f);

provided, however, that:

(f)

no such amendment of the Plan may be made without the consent of each affected Participant in the Plan if such amendment would adversely affect the rights of such affected Participant(s) under the Plan; and

	(g)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i) an increase in the maximum number of Shares issuable pursuant to the Plan (other than pursuant to Section 9);

(ii)	an extension of the Expiry Date for Share Units granted to Insiders under the Plan;

(iii)	other types of compensation through Share issuance;

(iv)	an expansion of the rights of a Participant to assign Share Units other than as set forth in Section 14.2; or

(v)	the addition of additional categories of participants (other than as contemplated by Section 9); or

(vi)	changes in eligible participants that may permit the introduction or reintroduction of non- employee directors on a discretionary basis

11.2

If the Corporation terminates the Plan, Share Units previously credited shall, at the discretion of the Corporation, either (a) be settled immediately in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions, in either case without shareholder approval.

12.	ADMINISTRATION

12.1

Unless otherwise determined by the Board, the Plan shall be administered by the Committee subject to Applicable Laws. The Committee shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the Plan. All actions taken and decisions made by the Committee shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Participants and their beneficiaries and legal representatives, each Designated Subsidiary and the Corporation. All expenses of administration of the Plan shall be borne by the Corporation.

12.2

The Corporation shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. At such times as the Corporation shall determine, the Corporation shall furnish the Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested Share Units and unvested Share Units held by each Participant. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Corporation within 30 days after such statement is given to the Participant.

12.3

The Corporation may, at its discretion, appoint one or more persons or companies to provide services in connection with the Plan including without limitation, administrative and record-keeping services.

13.	BENEFICIARIES AND CLAIMS FOR BENEFITS

13.1

Subject to the requirements of Applicable Law, a Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Corporation may from time to time determine.

14.	GENERAL

14.1

The transfer of an employee from the Corporation to a Designated Subsidiary, from a Designated Subsidiary to the Corporation or from a Designated Subsidiary to another Designated Subsidiary, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Corporation as continuing intact the employment relationship.

14.2

The Plan shall enure to the benefit of and be binding upon the Corporation, its successors and assigns. The interest of any Participant under the Plan or in any Share Unit shall not be transferable or assignable other than by operation of law, except, if and on such terms as the Corporation may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a Participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the Participant, the Participant’s spouse, the Participant’s minor children or the Participant’s minor grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary.

14.3

The Corporation’s grant of any Share Units or issuance of any Shares hereunder is subject to compliance with Applicable Law applicable thereto. As a condition of participating in the Plan, each Participant agrees to comply with all Applicable Law and agrees to furnish to the Corporation all information and undertakings as may be required to permit compliance with Applicable Law.

14.4

The Corporation or a Designated Subsidiary may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Corporation or the Designated Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. The Corporation shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of a Participant any Shares which would otherwise be issued or provided to a Participant hereunder.

14.5	A Participant shall not have the right or be entitled to exercise any voting rights, receive any distribution or have or be entitled to any other rights as a Shareholder in respect of any Share Units.

14.6

Neither designation of an employee as a Participant nor the grant of any Share Units to any Participant entitles any Participant to the grant, or any additional grant, as the case may be, of any Share Units under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of an Employer of a Participant to terminate a Participant’s employment at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for the purposes of the Plan.

14.7	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any employee’s employment with the Corporation or a Designated Subsidiary.

14.8

The Plan shall be an unfunded obligation of the Corporation. Neither the establishment of the Plan nor the grant of any Share Units or the setting aside of assets by the Corporation (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. The right of the Participant or Beneficiary to receive payment pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Corporation.

14.9

This Plan is established under the laws of the Province of British Columbia and the rights of all parties and the construction of each and every provision of the Plan and any Share Units granted hereunder shall be construed according to the laws of the Province of British Columbia.

15.	SECTION 409A

15.1

It is intended that the provisions of this Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Notwithstanding anything in the Plan to the contrary, the Corporation may provide in the applicable Grant Agreement with respect to Share Units granted to Participants whose benefits under the Plan are or may become subject to Section 409A, such terms and conditions as may be required for compliance with Section 409A. In addition, the following will apply to the extent that a Participant’s Share Units are subject to Section 409A.

(a)

Except as permitted under Section 409A, any Share Units, or payment with respect to Share Units, may not be reduced by, or offset against, any amount owing by the Participant to the Corporation or any Designated Subsidiary.

(b)

If a Participant otherwise would become entitled to receive payment in respect of any Share Units as a result of his or her ceasing to be an Employee or Eligible Consultant upon a Termination Date, any payment made on account of such person ceasing to be an Employee or Eligible Consultant shall be made at that time only if the Participant has experienced a “separation from service” (within the meaning of Section 409A).

(c)

If a Participant is a “specified employee” (within the meaning of Section 409A) at the time he or she otherwise would be entitled to payment as a result of his or her separation from service, any payment that otherwise would be payable during the six-month period following such separation from service will be delayed and shall be paid on the first day of the seventh month following the date of such separation from service or, if earlier, the Participant’s date of death.

(d) A Participant’s status as a specified employee shall be determined by the Corporation as required by Section 409A on a basis consistent with the regulations under Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Corporation that are subject to Section 409A.

(d)

Each Participant, any beneficiary or the Participant’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any Designated Subsidiary or affiliate shall have any obligation to indemnify or otherwise hold such Participant or beneficiary or the Participant’s estate harmless from any or all of such taxes or penalties.

(e)

If and to the extent that Share Units would otherwise become payable upon a Change of Control as defined in the Plan, such payment will occur at that time only if such change of control also constitutes a “change in ownership”, a “change in effective control” or a “change in the ownership of a substantial portion of the assets of the Corporation” as defined under Section 409A and applicable regulations (a “409A Change in Control”). If a Change of Control as defined in the Plan is not also a 409A Change in Control, unless otherwise permitted under Section 409A the time for the payment of Share Units will not be accelerated and will be payable pursuant to the terms of the Plan and applicable Grant Agreement as if such Change of Control had not occurred.

(f)

In the event that the Committee determines that any amounts payable under the Plan will be taxable to a Participant under Section 409A prior to payment to such Participant of such amount, the Corporation may (i) adopt such amendments to the Plan and Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Grant Agreement and/or (ii) take such other actions as the Corporation determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

EFFECTIVE DATE: May 26, 2009

APPENDIX D
TEXT OF RESOLUTION TO APPROVE
2009 PERFORMANCE SHARE UNIT PLAN

BE IT RESOLVED, as an ordinary resolution, that:

1.	that the 2009 Performance Share Unit Plan allowing for the issuance of a maximum of 2,000,000 Common Shares attached to the Information Circular as Appendix C be and is hereby approved; and

2.

any Director or Officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.

APPENDIX E

2009 DEFERRED SHARE UNIT PLAN

NOVAGOLD RESOURCES INC.

2009 NON-EMPLOYEE DIRECTORS DEFERRED SHARE UNIT PLAN

EFFECTIVE DECEMBER 1, 2009

NOVAGOLD RESOURCES INC.

2009 NON-EMPLOYEE DIRECTORS DEFERRED SHARE UNIT PLAN

1.	PURPOSE OF THE PLAN

1.1

This Plan has been established by the Corporation to promote the interests of the Corporation by attracting and retaining qualified persons to serve on the Board and to afford such Participants an opportunity to receive a portion of their compensation for serving as a director of the Corporation in the form of securities of the Corporation.

2.	PLAN DEFINITIONS AND INTERPRETATIONS

In this Plan, the following terms have the following meanings:

	(a)	“Account” means an account maintained for each Participant on the books of the Corporation which will be credited with Deferred Share Units, in accordance with the terms of the Plan.

	(b)	“Board” means the Board of Directors of the Corporation.

(c)

“Change of Control” means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities (as defined in the Securities Act (British Columbia)) of the Corporation, which, when added to all other voting securities of the Corporation at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Corporation or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Corporation.

	(d)	“Committee” means the Compensation Committee of the Board.

	(e)	“Common Shares” means the common shares of the Corporation and “Common Share” shall mean a common share of the Corporation.

(f)

“Corporation” means NovaGold Resources Inc. and its respective successors and assigns, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or any person or committee that has been designated for the purpose by the Board including, without limitation, the Committee

	(g)	“DSU” or “Deferred Share Unit” means a bookkeeping entry equivalent in value to a Common Share credited to a Participant’s Account

	(h)	“Grant” means any Deferred Share Unit credited to the Account of a Participant

	(i)	“Non-U.S. Eligible Participant” is any Participant other than a “U.S. Eligible Participant.”

(j)

“Notice of Redemption” means written notice, on a prescribed form, by the Participant, or the administrator or liquidator of the estate of the Participant, to the Corporation of the Participant’s wish to redeem his or her Deferred Share Units for Common Shares of the Corporation.

	(k)	“Participant” means a director of the Corporation who is designated by the Committee as eligible to participate in the Plan.

	(l)	“Plan” means this Deferred Share Unit Plan.

	(m)	“Reorganization” means any (i) capital reorganization, (ii) merger, (iii) amalgamation, or (iv) arrangement or other scheme of reorganization.

	(n)	“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time.

	(o)	“Security Based Compensation Arrangement” has the meaning defined in the provisions of the TSX Company Manual relating to security based compensation arrangements.

(p)

“Share Price” means the closing price of a Common Share on the Toronto Stock Exchange averaged over the five (5) consecutive trading days immediately preceding either (a) the last day of the fiscal quarter preceding the date of Grant in respect of a director, or (b) the Termination

Date, as applicable, or in the event such shares are not traded on the Toronto Stock Exchange, the fair market value of such shares as determined by the Committee acting in good faith.

(q)

“Termination Date” means the date upon which a Participant ceases to hold any position as a director of the Corporation and its subsidiaries and is no longer otherwise employed by the Corporation or its subsidiaries, including in the event of the death of the Participant.

(r)

“U.S. Eligible Participant” refers to a Participant who, at any time during the period from the date Deferred Share Units are granted to the Participant to the date such Deferred Share Units are redeemed by the Participant, is subject to income taxation in the United States on the income received for his or her services as a director of the Corporation and who is not otherwise exempt from U.S. income taxation under the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Canada-U.S. Income Tax Convention, as amended from time to time.

3.	NON-EMPLOYEE DIRECTOR COMPENSATION

3.1	Establishment of Annual Base Compensation

            An annual compensation amount (the "Annual Base Compensation") payable to Non-Employee Directors (hereafter "Directors") of the Company shall be established from time-to-time by the Board of Directors. The amount of Annual Base Compensation will be reported annually in the Corporation’s management information circular.

3.2	Payment of Annual Base Compensation

(a)

The Annual Base Compensation shall be payable in quarterly installments, with each installment payable as promptly as practicable following the last business day of the calendar quarter to which it applies. Quarterly payments shall be pro rated if Board service commences or terminates during a calendar quarter.

(b)

The Annual Base Compensation shall be paid fifty percent (50%) in Deferred Share Units and fifty percent (50%) in cash. The number of DSUs to be paid and the terms of the DSUs shall be determined as provided in the following sections of this Plan.

(c)

Each Director may also elect to receive in DSUs all or part of that portion of his or her Annual Base Compensation otherwise payable in cash by completing and delivering a written election to the Corporation on or before November 15th of the calendar year ending immediately before the calendar year with respect to which the election is made. Such election will be effective with respect to compensation payable for fiscal quarters beginning during the calendar year following the date of such election. In addition, so long as a Director has not previously participated in a plan that is required to be aggregated with this Plan for purposes of Section 409A, a Director may elect on or before November 15, 2009 to receive his or her compensation for the fiscal quarter beginning December 1, 2009 in DSUs. Further, where an individual becomes a Director for the first time during a calendar year and such individual has not previously participated in a plan that is required to be aggregated with this Plan for purposes of Section 409A, such individual may elect to participate in the Plan with respect to fiscal quarters of the Corporation commencing after the Corporation receives such individual’s written election, which election must be received by the Corporation no later than 30 days after such individual’s appointment as a Director. For greater certainty, new Directors will not be entitled to receive DSUs pursuant to an election for the quarter in which they submit their first election to the Corporation or any previous quarter. Elections hereunder shall be irrevocable with respect to compensation earned during the period to which such election relates.

	(d)	All DSUs paid with respect to Annual Base Compensation will be credited to the Director's DSU account (the "DSU Account") when such Annual Base Compensation is payable (the "Payment Date").

(e)

The Director's DSU Account will be credited with the number of DSUs calculated to the nearest thousandths of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the Payment Date by the Share Price. Fractional Deferred Share Units will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

	(f)	The Corporation may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Corporation will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. The Corporation shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of a Participant any Common Shares which would otherwise be issued or provided to a Participant hereunder.

4.	ADMINISTRATION OF DSU ACCOUNTS

4.1	Administration of Plan

                 The Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan and to amend and rescind such rules and regulations from time to time;

(b)

to interpret and construe the Plan and to determine all questions arising out of the Plan and any such interpretation, construction or determination made by the Committee shall be final, binding and conclusive for all purposes;

(c)	to prescribe the form of the instruments used in conjunction with the Plan; and

(d)	to determine which members of the Board are eligible to participate in the Plan.

4.2          Redemption of Deferred Share Units

               Each Participant shall be entitled to redeem his or her Deferred Share Units during the period commencing on the business day immediately following the Termination Date and ending on the 90th day following the Termination Date by providing a written Notice of Redemption to the Corporation. In the event of death of a Participant, the Notice of Redemption shall be filed by the administrator or liquidator of the estate of the Participant.

               All redemptions shall be in Common Shares issued from treasury and the Participant will receive a share certificate within 120 days of the Termination Date. In the case of a U.S. Eligible Participant, however, the Final Payment will be made on the earlier of (i) “separation from service” within the meaning of Section 409A of the Code, or (ii) within 90 days of the U.S. Eligible Participant’s death. Upon providing the share certificate to the Participant, the Deferred Share Units upon which such payment was based shall be cancelled and no further payments shall be made from the Plan in relation to such Deferred Share Units. The share certificate will be for the number of Common Shares equivalent to the number of DSUs credited to the director’s account on the date of issue.

5.             ALTERATION OF NUMBER OF SHARES SUBJECT TO THE PLAN

5.1           Subdivisions or Consolidations

               In the event that the Common Shares shall be subdivided or consolidated into a different number of Common Shares or a distribution shall be declared upon the Common Shares payable in Common Shares, the number of DSUs then recorded in the Director’s DSU Account shall be adjusted by replacing such number by a number equal to the number of Common Shares which would be held by the Director immediately after the distribution, subdivision or consolidation, should the Director have held a number of Common Shares equal to the number of DSUs recorded in the Director’s DSU Account on the record date fixed for such distribution, subdivision or consolidation.

5.2          Reorganizations

               In the event there shall be any change, other than as specified in Section 5.1, in the number or kind of outstanding Common Shares or of any shares or other securities into which such Common Shares shall have been changed or for which they shall have been exchanged, pursuant to a Reorganization or otherwise, then there shall be substituted for each Common Share referred to in the Plan or for each share into which such Common Share shall have been so changed or exchanged, the kind of securities into which each outstanding Common Share shall be so changed or exchanged and an equitable adjustment shall be made, if required, in the number of DSUs then recorded in the Director’s DSU Account, such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.

5.3                 Adjustments

                      In the case of any such substitution, change or adjustment as provided for in this Section 5, the variation shall generally require that the number of DSUs then recorded in the Director’s DSU Account prior to such substitution, change or adjustment will be proportionately and appropriately varied.

6.                   MAXIMUM NUMBER OF SHARES TO BE ISSUED

6.1                 Maximum Number of Shares

                      Subject to adjustment in accordance with Section 5, the maximum number of Common Shares which the Corporation may issue from treasury in connection with Deferred Share Units granted under the Plan shall be 100,000 Common Shares, or such greater number as may be approved from time to time by the Corporation’s shareholders.

6.2                 Maximum Number of Shares to Insiders

                      The maximum number of Common Shares issuable to Insiders pursuant to the Plan, together with any Common Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Common Shares. The maximum number of Common Shares issued to Insiders pursuant to the Plan, together with any Common Shares issued pursuant to any other Security Based Compensation Arrangement, within any one year period, shall not exceed 10% of the total number of outstanding Common Shares.

7.                   AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

7.1                 Amendment to the Plan

                      The Board may at any time, and from time to time, and without shareholder approval, amend any provision of the Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan including amendments of a “clerical” or “housekeeping” nature;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c)	amendments to the termination provisions of Section 7.2;

(d)	amendments necessary or advisable because of any change in application securities laws;

(e)	amendments to the transferability of Deferred Share Units provided for in Section 8.10;

(f)	amendments to Section 4.1 relating to the administration of the Plan;

(g)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the Toronto Stock Exchange; or

(h)	the amendments contemplated by Section 8.11(f);

provided, however, that:

(i)

no such amendment of the Plan may be made without the consent of each affected Participant in the Plan if such amendment would adversely affect the rights of such affected Participant(s) under the Plan; and

(j)	shareholder approval shall be obtained in accordance with the requirements of the Toronto Stock Exchange for any amendment:

	(i)	to Section 6.1 in order to increase the maximum number of Deferred Share Units which may be issued under this Plan (other than pursuant to Section 5);

	(ii)	to Section 7.1 any manner; or

	(iii)	to the definition of “Participant”.

7.2                 Plan Termination

                      The Committee may decide to discontinue granting awards under the Plan at any time in which case no further Deferred Share Units shall be awarded or credited under the Plan. Any Deferred Share Units which remain outstanding in a Participant’s Account at that time shall continue to be dealt with according to the terms of the Plan. The Plan shall terminate when all payments owing pursuant to Section 4.2 of the Plan have been made and all Deferred Share Units have been cancelled in all Participants’ Accounts

8.                   GENERAL PROVISIONS

8.1                 Assignability

                      No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by a participant except by will or laws of descent and distribution.

8.2                 Unfunded Plan

                      Unless otherwise determined by the Committee, the Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Deferred Share Units under the Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured creditor of the Corporation. Notwithstanding the foregoing, any determinations made shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the Income Tax Regulations, adopted under the Income Tax Act (Canada) or any successor provision thereto.

8.3                 Final Determination

                      Any determination or decision by or opinion of the Committee made or held pursuant to the terms of the Plan shall be final, conclusive and binding on all parties concerned. All rights, entitlements and obligations of Participants under the Plan are set forth in the terms of the Plan and cannot be modified by any other documents, statements or communications, except by Plan amendments referred to in Section 7.1 of the Plan.

8.4                 No Right to Employment

                      Participation in the Plan shall not be construed to give any Participant a right to be retained as a director of the Corporation.

8.5                 No Other Benefit

                      No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of Common Shares nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

8.6                 No Shareholder Rights

                      Under no circumstances shall Deferred Share Units be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares nor shall any Participant be considered the owner of Common Shares by virtue of the award of Deferred Share Units.

8.7                 Reorganization of the Corporation

                      The existence of any Deferred Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

8.8                 Change in Control

                      The Corporation shall issue a share certificate to participants as soon as practicable following a Change of Control. The share certificate will be for the number of Common Shares equivalent to the number of DSUs credited to the director’s account on the date of issue.

8.9                 Successors and Assigns

                      The Plan shall be binding on all successors and assigns of the Corporation.

8.10              General Restrictions and Assignment

                      Except as required by law, the rights of a Participant under the Plan are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

8.11               Section 409A

                      It is intended that the provisions of this Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Notwithstanding anything in the Plan to the contrary, the following will apply with respect to the rights and benefits of U.S. Eligible Participants under the Plan:

(a)

Except as permitted under Section 409A, any deferred compensation (within the meaning of Section 409A) payable to or for the benefit of a U.S. Eligible Participant may not be reduced by, or offset against, any amount owing by the U.S. Eligible Participant to the Corporation or any of its affiliates.

(b)

If a U.S. Eligible Participant becomes entitled to receive payment in respect of any Deferred Share Units as a result of his or her “separation from service” (within the meaning of Section 409A), and the U.S Eligible Participant is a “specified employee” (within the meaning of Section 409A) at the time of his or her separation from service, and the Committee makes a good faith determination that (i) all or a portion of the Deferred Share Units constitute “deferred compensation” (within the meaning of Section 409A) and (ii) any such deferred compensation that would otherwise be payable during the six-month period following such separation from service is required to be delayed pursuant to the six-month delay rule set forth in Section 409A in order to avoid taxes or penalties under Section 409A, then payment of such “deferred compensation” shall not be made to the U.S Eligible Participant before the date which is six months after the date of his or her separation from service (and shall be paid in a single lump sum on the first day of the seventh month following the date of such separation from service) or, if earlier, the U.S Eligible Participant’s date of death.

(c)

A U.S. Eligible Participant’s status as a specified employee shall be determined by the Corporation as required by Section 409A on a basis consistent with the regulations under Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Corporation that are subject to Section 409A.

(d)

Each U.S Eligible Participant, any beneficiary or the U.S Eligible Participant’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S Eligible Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any affiliate shall have any obligation to indemnify or otherwise hold such U.S Eligible Participant or beneficiary or the U.S Eligible Participant’s estate harmless from any or all of such taxes or penalties.

(e)

If and to the extent that DSUs of a U.S. Eligible Participant would otherwise become payable upon a Change of Control pursuant to Section 8.8 of the Plan prior to his or her “separation from service” within the meaning of Section 409A, to the extent that such DSUs are subject to Section 409A the accelerated payment with respect to such DSUs pursuant to Section 8.8 will occur only if such Change of Control as defined under section 2(b) of the Plan also constitutes a “change in ownership”, a “change in effective control” or a “change in the ownership of a substantial portion of the assets of the Corporation” as defined under Section 409A and applicable regulations (a “409A Change in Control”). If a Change of Control as defined under Section 2(b) of the Plan is not also a 409A Change in Control, the time for the payment of DSUs will not be accelerated and will be payable in accordance with Section 4.2 of the Plan.

(f)

In the event that the Committee determines that any amounts payable hereunder will be taxable to a Participant under Section 409A prior to payment to such Participant of such amount, the Corporation may (i) adopt such amendments to the Plan and Deferred Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Deferred Share Units hereunder and/or (ii) take such other actions as the Committee determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

8.12               Interpretation

                      In this text, words importing the singular meaning shall include the plural and vice versa, and words importing the masculine shall include the feminine and neuter genders.

8.13               Governing Law

                      The validity, construction and effect of the Plan and any actions taken or relating to the Plan shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

8.14               Severability

                      The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

8.15               Effective Date

                      The effective date of this Plan shall be December 1, 2009.

APPENDIX F

TEXT OF RESOLUTION TO APPROVE 2009 DEFERRED SHARE UNIT PLAN

BE IT RESOLVED, as an ordinary resolution, that:

1.	that the 2009 Deferred Share Unit Plan allowing for the issuance of a maximum of 100,000 Common Shares attached to the Information Circular as Appendix E be and is hereby approved; and

2.

any Director or Officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.